As filed with the Securities and Exchange Commission on August 2, 2000
                                                      Registration No. _________
================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                         UNDER SECTION 12(b) or 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                             TEK DigiTel Corporation
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                Wyoming                                          84-1465503
    -------------------------------                         --------------------
    (State or other jurisdiction of                           (I.R.S. Employer
    incorporation or organization)                           Identification No.)

     20030 Century Blvd., Suite 201
            Germantown, MD                                          20874
----------------------------------------                     ------------------
(Address of  Principal Executive Offices)                       (Zip Code)

                                 (301) 916-7600
                           --------------------------
                           (Issuer's Telephone Number)

                                With a copy to:
                             Cheryl A. Zeman, Esq.
                          Jean Svoboda McMaster, Esq.
                            Shumaker Williams, P.C.
                               Post Office Box 88
                         Harrisburg, Pennsylvania 17108
                                 (717) 763-1121

         Securities to be registered under Section 12(b) of the Act:


         Title of Each Class                  Name of Each Exchange on Which
         to be so Registered                  Each Class is to be Registered
         -------------------                  ------------------------------
 NONE
--------------------------------------     -------------------------------------

--------------------------------------     -------------------------------------


         Securities to be registered pursuant to Section 12(g) of the Act:

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                                (Title of Class)

TEK DigiTel Corporation is filing this Form 10-SB voluntarily for the purpose of making itself a reporting company under the Securities Exchange Act of 1934.


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                                TABLE OF CONTENTS

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FORWARD LOOKING STATEMENTS.....................................................1

PART I   ......................................................................1

Item 1.  DESCRIPTION OF BUSINESS...............................................1
         Our Organization......................................................1
         Our Business..........................................................2
         Industry Background...................................................3
         Our Strategy..........................................................5
         Our Products..........................................................8
         Our Market Opportunity...............................................12
         Distribution Methods of Our Products and Services....................13
         Status of Our New Products and Services..............................14
         Our Competition......................................................15
         Principal Suppliers..................................................17
         Current Dependence on a Few Major Customers..........................18
         Intellectual Property................................................19
         Government Approval..................................................20
         Employees............................................................20

RISK FACTORS..................................................................21

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS..................................32
         Forward Looking Statements...........................................32
         Overview ............................................................33
         Recent Developments..................................................35
         Results of Operations................................................36
         Liquidity and Capital Resources......................................38
         Year 2000 Issues.....................................................40
         New Accounting Pronouncements........................................40

Item 3.  DESCRIPTION OF PROPERTIES............................................41

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT...........................................................41

Item 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS......................................................43
         Management...........................................................43
         Directors and Executive Officers ....................................44

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         Advisory Board.......................................................46

Item 6.  EXECUTIVE COMPENSATION...............................................46
         Summary Compensation Table...........................................47
         Excessive Compensation Prohibited....................................48
         Option Grants and Option Exercises in Fiscal Year 1999 and
         Year-End Option Values...............................................48
         Directors' Compensation..............................................48
         1997 Employee Stock Compensation Plan................................48
         1997 Compensatory Stock Option Plan..................................49
         Employment Agreements................................................49

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................51

Item 8.  DESCRIPTION OF SECURITIES............................................52
         Common Stock.........................................................52
         Preferred Stock......................................................53
         Series A, Voting Convertible Preferred Stock.........................54
         Units    ............................................................57
         Warrants ............................................................57
         Anti-Takeover Provisions.............................................58
         Articles of Incorporation............................................58
         Securities Laws......................................................59

PART II  .....................................................................60

Item 1.  MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY AND
         OTHER SHAREHOLDER MATTERS............................................60
         Dividend Policy......................................................61

Item 2.  LEGAL PROCEEDINGS....................................................61

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS........................61

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES..............................62
         Private Placement Subscription for Common Stock by Tseng Yun Tsai....63

Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS............................64
         Exceptions to Indemnification Rights.................................64
         Exclusion of Director Liability......................................65

WHERE YOU CAN FIND MORE INFORMATION...........................................65

PART F/S ....................................................................F-1

PART III ...................................................................II-1

                           FORWARD LOOKING STATEMENTS

     Certain statements made in this registration statement are not based on historical facts, but are intended to be forward looking statements. These statements can be identified by the use of forward looking terminology such as "believes", "expects", "may", "will", "should", or "anticipates" or similar terminology, or by discussions of strategy. These statements reflect the reasonable judgment of our management with respect to future events and are subject to risk and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. We cannot guarantee that our forward looking statements will turn out to be correct or that our beliefs or goals will not change. Our actual results could be very different from, and worse than, our expectations for various reasons, including those discussed in "Risk Factors".

     This document contains numerous technological references commonly used in the telecommunications industry. Please see the glossary of key terms that explains these terms attached to this registration statement as Exhibit 99.


                                     PART I

Item 1.  DESCRIPTION OF BUSINESS

Our Organization

     TEK DigiTel Corporation is a Wyoming business corporation. Our principal executive office is located at 20030 Century Boulevard, Suite 201, Germantown, Maryland 20874, and our telephone number is (301) 916-7600. We have a sales, marketing and business development operation in Mississauga, Ontario, Canada, and a field support engineer in Taiwan, R.O.C.

     Our stock is currently quoted in the National Quotation Bureau's Electronic Quotation Service (EQS) or "Pink Sheets" under the trading symbol TEKI. Our common stock was quoted on the National Association of Securities Dealers, Inc.'s (NASD) Over-the-Counter Electronic Bulletin Board (OTC BB) under the trading symbol TEKI until April 19, 2000, the deadline set by the NASD for compliance with its eligibility rule. The eligibility rule requires issuers to register their securities with the Securities and Exchange Commission (SEC) in order for the issuer's securities to be eligible for quotation on the OTC BB. We are submitting this registration statement to comply with the eligibility rule so that our common stock may be relisted on the OTC BB.

     On December 22, 1995, ATC Group L.L.C. (ATC LLC) was formed to develop, manufacture and market a line of communications access products for networks. Under the terms of an agreement and plan of merger among Diversified Technologies, Inc., ATC Group, Inc. (ATC Inc.) and ATC LLC, dated June 10, 1998, ATC LLC merged into ATC Inc., a Maryland corporation and the wholly-owned subsidiary of Diversified Technologies, Inc., formed solely to facilitate this merger transaction. The effective date of the merger was July 6, 1998. As a result of the merger, all of the assets, liabilities and operations of ATC LLC were merged

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into ATC Inc., and Diversified Technologies, Inc. changed its name to TEK
DigiTel Corporation. Also, pursuant to the merger agreement, the members of ATC LLC became our officers, directors and majority stockholders.

     On July 6, 1998, we issued 6,200,000 shares of common stock and 2,066,667 shares of Series A Voting Convertible Preferred Stock to the members of ATC LLC. Prior to the merger, Diversified Technologies, Inc. was a non-reporting OTC BB listed company, with no substantial assets or liabilities and no operations. Our business development, as described below, essentially commenced on July 6, 1998. The merger agreement also contained many other provisions that are material to our operations. Many of these provisions ceased to apply as of July 6, 2000, but some provisions continue to apply and are described in this registration statement. A copy of the merger agreement is attached as Exhibit 2 to this registration statement.

     Glocom, Inc., Enghe Chimood, Si Tsong Chang, Thomas W. Yang and Ke-ou Chao formed ATC LLC. Since our inception, we have developed and marketed proprietary products and technologies formerly owned by ATC LLC, known as the V-Server family of products. These products incorporate both software and hardware technologies originally designed and developed by ATC LLC, as more fully described later in this registration statement.

     As stated above, we are filing this registration statement on Form 10-SB to comply with the rule changes affecting our eligibility for quotation on the OTC BB. The rules require us to make information concerning our company more readily available to the public by becoming a "reporting" company under the Securities Exchange Act of 1934. This means that we must file various reports with the SEC in a timely manner. As a result of filing this registration statement, we are obligated to file with the SEC certain interim and periodic reports, including an annual report containing audited financial statements. We believe that being a reporting company and having our common stock relisted on the OTC BB will make us more attractive to investors and potential business partners.

Our Business

     We develop, market and sell Internet telephony solutions targeted at the next generation Voice over IP (VoIP) based telecommunications companies. Most Internet telephony system suppliers are focused on developing core IP switching solutions because their inherent business model assumes that the existing analog telephone infrastructure will remain the primary network to the home/small business. We, on the other hand, are focused on developing a customer premise based Internet telephony solution because we believe the Internet IP cloud will extend directly to the home and small businesses. We also believe that the accelerating growth of Internet Cable, Digital Subscriber Loop (DSL) and Wireless IP will make this a reality sooner rather than later. A permanent Internet connection to homes and small businesses will be as ubiquitous as the telephone is today. Our technology, which is located in the home or small business, converts and then integrates all data and voice services to IP so that the existing Internet networks can support any new services (voice and data) without any modifications to the

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Internet cloud. This eliminates any regulatory issues, simplifies the core network and simplifies network management. Our proprietary server based architecture, and its Linux based provisioning server, enable these next generation telecommunications carriers (including most Internet Service Providers) to easily and quickly deploy subscriber devices into homes and small businesses and immediately begin offering a full suite of Internet and telephony solutions.

     The market for Internet telephony continues to outpace even the most liberal forecasts. According to the "1999 Multi-Media Telecommunications Market Review and Forecast", produced jointly by the Telecommunications Industry Association and its subsidiary, the Multi-Media Telecommunications Association
(MMTA), IP telephony gateway and gatekeeper revenue is expected to increase from $459 million in 1999 to $990 million in 2000, to $1.6 billion in 2001 and to $2.45 billion in 2002.

     We were formed to develop a simple and low-cost line of stand alone Internet telephony gateways that would be distributed through a channel of distributors. However, early in 1999 it became apparent that the market for simple gateways would be very limited without ready-to-use Public Switched Telephone Network (PSTN) gateway services available for these customers. Most ISPs and next generation telecommunications companies had already built large IP PSTN gateways. The only thing missing was calls or voice traffic origination and termination. This forced a change in our product development and marketing strategies. Our product development strategy was changed to develop a server based technology that was capable of provisioning a network of hundreds of thousands or millions of these devices and capable of terminating calls on all the existing H.323 based PSTN gateways. Our marketing strategy was changed to target Internet and telephony service providers that could use our gateways to not only integrate the various services but easily deliver these services through our sophisticated provisioning server.

     We believe that our server base provisioning technology that can fully interoperate with the existing H.323 based PSTN gateways already installed is unique in this market and allows for a seamless integration of these technologies.

Industry Background

     The impact of deregulation, competition, convergence and the Internet have created a turbulent telecommunications industry. Fueled by the allure of free or inexpensive long-distance communications, IP telephony sits at the heart of the turbulence. It is seen as an attractive and relatively easily penetrable, rapidly growing market. International Data Corp. predicted that, by 1999, 60 million Personal Computer (PC) users would be making calls on the Internet, according to; and, within the next 12 years, InfoTEST International estimates that 25% of worldwide phone traffic will travel across the Internet. Internet telephony offers long-distance savings to callers because it bypasses two Federal Communications Commission (FCC) imposed surcharges. The first are access charges imposed by local telephone companies on long-distance companies (international access charges) that represent 40% of the latter's cost. The second are the long-distance carriers' mandatory contributions to the universal service fund that typically cost each

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consumer $.93 per month. In addition, enhanced service providers (ESPs), including ISPs, are not required to pay local exchange carrier (LEC) access charges. These cost savings will drive business customers to move towards Internet telephony as the technology becomes reliable and available.

     When IP telephony was first introduced in 1995, voice quality was poor and it was only available in the form of PC to PC connections. To make a call, both the sender and the recipient needed to be on-line. To eliminate these inconveniences, PC to phone communication was introduced in 1996. While this eliminated the need for both users to be on-line, voice quality improvement was minimal. It was not until 1997, with the introduction of PSTN-to-IP gateways, that users were able to make calls from phone-to-phone using IP with high voice quality. Allowing users to make long-distance calls over the Internet, without either party having to be connected to a PC, launched the IP telephony industry and led to the consensus among industry experts that IP telephony had finally achieved widespread viability. To date, market growth in IP telephony equipment has primarily been focused in central office gateway equipment for use by Competitive Access Providers (CAPs), Internet Service Providers (ISPs) and Internet Telephony Service Providers (ITSPs) in building their service infrastructures. Companies such as Cisco Systems, Northern Telecom, and Lucent Technologies are the leading companies in the industry and have been targeting the larger carriers.

     A significant challenge facing service providers as they build their managed IP telephony network infrastructure is being able to provide seamless services to consumers. As indicated above, currently subscribers originating voice calls on IP telephony networks must dial a local access number, enter a PIN, wait for authorization, and finally enter their telephone number. This process is inefficient and has limited the widespread adoption of VoIP technology. Consequently, service providers seek to make their networks transparent to the user and/or indistinguishable between placing calls over conventional phone lines (PSTN) and VoIP calls. To achieve the requisite level of transparency, it is necessary to extend the IP telephony access point to customers' sites, rather than requiring consumers to use conventional phone lines to obtain access.

     Customer Premise Equipment (CPE) is the tool that achieves this level of transparency, and we believe it represents a growth area within the VoIP gateway market.

     CPE will allow service providers to deliver IP telephony access to commercial customers via dedicated VoIP lines that connect directly to a customer's PBX system. The CPE gateway will route PBX traffic across a wide area network connection to a router at the service provider's site. From there, the traffic proceeds to the backbone VoIP network.

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Our Strategy

     Our strategy is to become the leading supplier of Internet access devices, including CPE, capable of supporting telephony and data services to small and medium-sized ISPs who want to become next generation telephone companies. A key element of this strategy is to partner with Internet telephony service providers (who provide a full suite of PSTN telephony services) and deliver a bundled product/service to these ISPs.

     Strategic Relationships with Telephony Service Providers

     Rather than developing our own PSTN gateway services (like many gateway suppliers such as Franklin Telecom, I-Link and Intelliswitch), we are partnering with telephony service providers like Centrecom to enable our ISP partners to sell 1-800 access, unified messaging, conferencing and global long distance services using our iGATE platform.

     Provisioning and Management Server

     The provisioning and management server is critical for enabling small and medium-sized ISPs to deliver these integrated services without any additional technical and infrastructure resources. The unique ability of this provisioning server to coexist with H.323 gatekeepers and compliment its services will be a cornerstone of our differentiation strategy.

     Expand Distribution Worldwide

     We believe the largest market for Internet telephony today is outside the United States due to the high cost of traditional telephony services in these areas.

     Establish Leadership in Auto Install and Activation Technology

     The single largest impediment to a broad acceptance of this technology is the complexity of installing and activating these devices. We believe we have developed leading edge technology that will enable these devices to be as easy to install as traditional telephones. We will continue to enhance this technology and believe we can maintain market leadership in this area.

     Our Principal Products and Services and Their Markets

     We manufacture a line of network access devices designed to deliver a variety of voice, data and fax services to the small and medium-sized business user using the Internet and the PSTN. These services include local and long-distance voice connectivity, enhanced voice features such as voice mail, unified messaging and custom calling, as well as basis Internet data access for multiple users at a single site. We have also developed a number

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     of supporting personal computer (PC) client and server-based products to allow the access devices to be configured and managed to support the interconnection of users across public Internet or private corporate Intranets. We plan to continue the development of more features for a more powerful family of servers providing long-distance telephone service over the Internet.

     Our current V-Server line of products allows service providers and enterprises to build integrated Value Added Networks over the Internet. The products integrate basic voice telephony features with IP routing and state-of-the-art VoIP technology that enables telephone and fax calls to be made over the public Internet or any private IP infrastructure. Although the products are designed to interoperate with all existing central office
     H.323 gateways and gatekeepers, the products can be deployed as a stand alone system. We believe that for ISPs to successfully offer IP telephony services, they must convert voice to data right at the customer's premise. This is primarily due to the ISP's lack of expertise of managing a telephone infrastructure. By converting voice traffic to data at the customer's premise, the ISP can continue to offer the same service they offer today with minimal additional resources, equipment and expertise.

     The devices are stand alone units which are designed to be used with a wide variety of Internet access services, including Integrated Services Digital Network (ISDN), Wireless, DSL and cable modem delivery. According to the Computer Economics study, "Cable modem use will grow from 5.7 million installed systems in 2000 to 27.6 million systems in 2005. Between 2000 and 2005, the installed base of DSL lines will increase from 2.4 million to
     13.8 million."

     We plan to enhance our current product line with additional higher performance platforms as well as enhanced telephony and data functionality.

     While the target user for our product will be the small and medium-sized business owner, the principle channel to this market for our products will be via service providers who will offer bundled telephony packages which include our access device. We also market our products via Original Equipment Manufacturer (OEM) contracts and other vendors who need our low density customer site platform to complement their current solution set.

     Technology Deployed

          We develop and manufacture a series of stand alone access devices designed to deliver enhanced voice and data solutions to small and medium-sized businesses. While these platforms differ in terms of the capacity, performance, price levels and features supported, they all incorporate to some degree the following key technologies:

     IP Routing - Connecting a single computer workstation to the Internet is a fairly simple proposition for the ISP and normally involves installing a stand alone or internal modem

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     card to the computer. However, when the requirement changes to the multiple workstations normally found in a small and medium-sized business, a device that can provide a connection between the Local Area Network (LAN) that links the workstations and the Internet is normally required. This device is called a "router"; and, in addition to providing a connection between the Internet and the multiple computer workstations, a router can "share" a single IP address often provided by the ISP among all the computers and perform prioritization functions to protect delay-sensitive traffic like voice.

     Voice over IP - The VoIP gateway functionality included in the V-Server products provides an interface between the traditional voice world and the Internet. The gateway encodes the analog voice signal from attached telephone equipment, converts it to a digital representation and then bundles it into the IP which is used to transport all traffic through the Internet. Two gateways located at geographically distant locations, but both connected to the Internet, can be used to facilitate a telephone call or fax connection without the need for conventional voice lines used to construct today's PSTN.

     Voice Switching - While normally found in the switches used by the service provider to construct the PSTN and Private Branch Exchange (PBX), voice switching is the ability to intelligently route voice/fax phone calls based both upon destinations selected by the end user and the availability of network resources. The ability for business users in a common facility to share a set of PSTN lines to initiate and receive phone calls, transfer calls between each other, utilize voice mail, have calls screened by an Interactive Voice Response (IVR) mechanism and automatically select lower cost long distance services are necessary efficiency tools in today's environment.

     GateKeeper Support - As in any other technology area, the VoIP world has a set of existing and evolving standards for communication between devices created by different vendors. One of the most critical areas is interaction between the VoIP Gateway that handles the actual traffic and the GateKeeper that enables the call to occur. In addition to the basic function of facilitating the call by helping two gateways locate each other across the network and supporting the information exchange necessary to get the two devices communicating, the GateKeeper is a critical element in providing information for those systems tasked with monitoring usage and generating customer billing information. As some form of billing is required with any carrier provided service, interoperability with the GateKeeper is an important element in any VoIP Gateway. Existing standards like Stand alone and evolving standards like Session Initiation Protocol (SIP) and Media Gateway Control Protocol (MGCP) are the key to developing deployable multi-vendor solutions, as are supporting the existing proprietary implementations employed by some vendors in areas not yet fully defined by the standards committee.

     Deployable Tools - The large scale propagation of Customer Premise Equipment (CPE) devices presents a number of issues for a service provider. To deliver a competitively priced offering, it is often necessary to control the cost of installing and managing this

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     pool of distributed equipment. Key factors in reducing these costs are tools that eliminate the need for the service provider to actually visit the customer site. Features that enable customer installation of the product, including pre-configuration and self-configuration, are very important, as are management solutions that enable centrally located technicians to install/diagnose CPE equipment without traveling to the customer's location. A number of tools, including Simple Network Management Protocol (SNMP), Telnet, and File Transport Protocol (FTP), are available to allow devices to be monitored and controlled across the Internet. In addition, ease of use features such as transparent dialing reduce the need for training on the part of the actual users and have a positive effect on reducing support costs and increasing profitability.

Our Products

     o Gateways

     The V-Server Router/Gateway provides the physical connection between the customer's telephone equipment, computers, the Internet and the PSTN. In addition to VoIP gateway functionality, each V-Server includes full IP routing support to provide traffic control and firewall protection as well as to prioritize voice and allow more than one computer to share the IP address provided by the ISP. The ability to configure the V- Server device using Dual Tone Multi-Frequency (DTMF) is rather unique. Utilizing a built-in IVR prompter, the IP, ISDN, Point-to-point Protocol (PPP), and other configuration data can be entered into the device through any Plain Old Telephone System (POTS) telephone using the DTMF keypad. In addition, this IVR prompter can be accessed through the normal PSTN, thereby enabling remote activation. Currently, there are three versions of V-Server devices.

           iGATE

          Focused on ISDN and Analog Dial Internet connectivity, the iGATE can be ordered in versions with an Asynchronous Port or an ISDN Basic Rate Interface (BRI) network port. All iGATE devices have an Ethernet LAN port to connect to the local computers and two analog voice ports which can be individually configured as Foreign Exchange Office (FXO) for PBX or PSTN connection or Foreign Exchange Station (FXS) for connection to a standard analog telephone. The iGATE can also be ordered in a gateway-only version (no network port) to connect telephones to a corporate LAN. Both S/T and U versions of ISDN are available. This integrated ISDN router can support Point-to-point Protocol (PPP) (64KB), Multi-Link PPP (MLPPP) (128KB), and our Dual PPP (two independent PPP calls) to enable quality of service (QOS) voice to be supported.

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          Dual Ethernet

          Similar to the iGATE with two voice ports and a local Ethernet connection, the Dual Ethernet V-Server is focused on broadband services and can be directly connected to DSL, Wireless or Cable modems via its second Ethernet port. The ability of the product to be customer installed on an existing broadband access link makes the V-Server Dual Ethernet especially attractive to service providers wishing to avoid the expense of a "re-installation" visit to their customer sites to add voice support. More importantly, the ability to offer voice and Internet access using a single IP address (support Network Address Translation (NAT)), the ability to filter IP addresses (security) and the ability to provide QOS level using voice prioritization is only available in a dual Ethernet technology product. Furthermore, our unique IP exposure feature enables VoIP to pass through the NAT interface. In addition, PPP over Ethernet (PPPoE) is in development for many DSL services which require it.

          OfficeBuilder (In Prototype)

          Combining advanced voice switching with the gateway and routing functionality found in the other V-Server products, the OfficeBuilder allows a small office to optimize their communication budget. The basic OfficeBuilder supports four phones, two PSTN connections and support for four simultaneous VoIP calls. Additional modules can be added to expand the device to support more subscribers and PSTN/VoIP trunks. Like the other V-Server products, full routing support is provided and the unit has the ability to connect to any form of Internet access service. The units support integral V90 modem, Integral ISDN (S/T or U) Router, as well as a dual Ethernet version. Subscribers can use standard analog phones to utilize the units advanced call handling features including Call Transfer, Call Forward, Call Hold, IVR, Music on Hold, Unified Messaging and more.

     Provisioning Tools

          Dynamic Dialing Administrator (DDA)

          V-Server Gateways support a unique "Dual Registration" mode enabling them to selectively route VoIP calls using either a conventional stand alone gatekeeper or our own DDA technology on a call-by-call basis. The LINUX based software product enables the offloading of the processing of V-Server to V-Server calls from the Stand alone gatekeeper. The DDA enables the service provider to deliver enhanced voice services not currently possible with today's stand alone implementations. The DDA is focused on enhancing not replacing H.323 gatekeepers, allowing the delivery of enhanced telephony services offering value to the small business operator while improving service provider profitability.

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     These services include:

          Phone Directories

          The DDA enables the service provider the ability to automatically create and provide access to phone directories. The phone directories can be accessed by calling group, area code, country and name. Furthermore, users can have web access to their directories as well as to their usage history reports.

          ISDN Wake-up

          A small office using "on demand" ISDN Internet access can still receive VoIP calls when disconnected from the Internet. By sensing VoIP calls to off-line V-Servers and "waking them up" using the PSTN to trigger them to connect to their ISP, the DDA allows them the same connection benefits as dedicated users.

          Virtual Calling Groups

          Clusters of V-Server devices can be grouped into smaller calling groups that restrict who can call and be called. This feature allows the service provider to offer "Friends and Family" type calling packages as well as providing corporate users with their own Virtual Private Voice Network (VPVN) to connect their offices together. Tiered service offerings with different rate structures can be constructed using calling groups of different sizes and by allowing specific users to be part of multiple groups.

          Free Calling Areas

          Service Providers deploying PSTN connected V-Server gateways on their own sites can offer their customers free calling plans to commonly called destinations as part of a small business package. A group of distributed V-Servers can "host" phone calls to specified area code/exchange pair(s) allowing a provider to easily construct and administer free calling packages to differentiate their offerings from generic data-only ISP competitors.

          Service Partitioning (Virtual ITSPs)

          To support partnerships between the primary voice provider and the ISP reseller, our DDA server provides the ability to partition a block of users to be independently administered by the ISP reseller. The DDA's Service

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          Partition Consol (SPC) enables a partner to provision and manage a group of customer accounts remotely using a secure Hyper Test Markup Language (HTML) based web browser through the Internet.

          Authentication Server

          The authentication server is an optional feature that enables the administrator to require authentication (PIN number, pass code, etc.) before allowing an iGATE to process a call. The iGATE can provide an IVR message to collect the digits, and then process them through the DDA authentication server before allowing the call to be completed.

          Call Detail Records (CDR) Collection

          The DDA can collect the call detail records from each iGATE it administers and database these records by user for ultimate billing processing. The CDR contains IP called addresses, phone numbers called, length of time called and packets generated/received.

          Software/Configuration Management

          The DDA enables automatic download of configuration data as well as operating software. Many revisions of software can be supported simultaneously. As each iGATE registers, the pre-assigned revision of software for that user is checked and automatic downloading in the background commences, if necessary. Each iGATE can support two revisions of software so that it can quickly revert back to a stable release if necessary. Centralized configuration of users prior to shipping out units enables quick configuration and secure management. Unauthorized changes in the configuration of iGATE units will result in de-registration of the units.

     o  V-Express

     A graphical based interface for configuration, monitoring and management of the V-Server platforms, this package runs on Microsoft Windows 95, 98 and/or NT platforms. V-Express can be used to manage V-Server devices connected locally or across the Internet via an IP connection and can locally store configuration files to allow the quick replacement and re-configuration of a failed V-Server node.

     o Services

          VoiceServer.net

          To assist service providers in deploying new VoIP offerings, we have used our DDA technology to implement an online Internet Telephony Portal called VoiceServer.net. Access to this offering is bundled with each V-Server product shipped enabling the service provider to implement the DDA features without purchasing and maintaining a server.

          By using VoiceServer.net, service providers can deploy V-Server Gateways to their customers and include a component of free Internet Voice calling with their service offerings without incurring the infrastructure costs associated with implementing these "non-revenue generating" calls. By offloading the GateKeeper processing for these calls to the VoiceServer.net portal, providers can focus their efforts on the revenue generating calls and reduce their GateKeeper and billing system cost and complexity. Ultimately, this will drive a tighter relationship between their infrastructure costs and the incoming revenue needed to fund growth. In addition, during the planning phase, the removal of the "free call" variable costs will allow a more predictable business-case analysis.

Our Market Opportunity

     The ability to route voice traffic over IP data networks is gaining widespread acceptance due to the significant cost savings generated by bypassing long distance and toll charges, equipment cost reduction and wire savings. Gartner Group's Data Quest states that in 1999, 4.8 billion minutes of telephone conversations took place through networks based on Internet protocol. Data Quest estimates that in 2003 Internet telephony will top $50 billion in revenues.

     Within the VoIP industry, a number of companies are developing products for service providers that enable carrier infrastructure to deliver VoIP services, thereby allowing businesses and the general public to take advantage of VoIP technology. In our opinion, one business segment has not been actively targeted. This market is the small to medium enterprise (SME) market, which is our targeted market and which we believe to be the fastest growing business market for telecommunications and Internet services in the United States. At present, in North America alone, this market is a $37 billion technology market.

     As the Internet and World Wide Web begin to impact all aspects of business operations, small office consumers are realizing the need to level the playing field with larger enterprises by supporting systems to better communicate with customers, suppliers, and employees. These advances allow SME users to emulate the communication systems of a large corporation at a fraction of the cost.

     As carriers race to deliver high bandwidth services to SMEs and telecommuters, many consumers will seek out new customer devices that integrate voice and data. This downward proliferation of networking sophistication is in its infancy, because, in the past, voice-over packet enabled routers and PBXs have been far too costly and complex to be used in smaller offices. Rather, most smaller offices have used a modem and several phone lines. TEK was created to change the small office environment and launched a family of products marketed to this segment of consumers yet to embrace advanced communications. We believe our products will act as a VoIP market catalyst, enabling multiple advanced functions within a single low-cost integrated device, far surpassing the appeal of single function consumer alternatives.

Distribution Methods of Our Products and Services

     We will primarily distribute our products to the SME business markets through partnerships with service providers and OEMs. Other distribution channels include Value Added Resellers (VARs) who will sell to the SIP and enterprise customer market. A fundamental component to our strategy is to create distribution channels which supply small and remote users with quick and easy advanced communications solutions. We are committed to maintaining a direct sales force to sign up and manage our strategic partners. Currently, our President is performing sales and marketing activities; however, our plan is to employ a full-time person as Senior Vice President of Sales and Marketing. Further, we employ a Vice President of Sales who is focused exclusively on the Asian market.

     Service Providers - The primary focus of our strategy is to distribute our product in partnership with service providers needing CPE components for their offerings. By bundling the V-Server with their service package, they can allow their SME business customers to access their VoIP voice services using their conventional telephony equipment. We feel that a number of ISPs will implement voice gateways to become Internet Telephony Service Providers (ITSPs) and will need this type of access equipment.

     In addition, we are finding that many of the remaining ISPs are interested in forming partnerships with Competitive Local Exchange Providers (CLECs) to deliver voice services to the ISPs customer base. These CLECs currently serving a group of local users with conventional PSTN access have an investment in a voice and billing infrastructure and are looking for market opportunities to fuel their growth. The customer base and local presence offered by the ISP present an attractive opportunity to deliver their telephone services and advanced features (voice messaging, toll free numbers, unified messaging, etc.) to the ISPs customers using the Internet access connection and the V-Server at the customer site.

     To help drive this CLEC/ISP partnership, we developed the "Pronto" program which is designed to accelerate the speed of deployment of new VoIP telephony services. Rather than depend upon business customers to purchase the V-Server unit, Pronto allows service providers to bundle their voice offering with the unit and charge a monthly access fee. This approach parallels many of today's cellular phone service offerings and, in our opinion, is more attractive to business customers. In addition, Pronto provides the marketing tools and collateral necessary to market this new service and Pronto partners are provided access to the product packaging, signage, logos, web site banners and information, posters and even retail display units to help them promote their offering. We will help the ISPs and CLECs customize the Pronto marketing collateral to develop their own "Pronto" service and take advantage of general Pronto promotion work that we will create with SMEs to promote the concept. In addition, we will help the service providers work out the technical and financial issues of their own Pronto offering.

     Original Equipment Manufacturer (OEM) - We have established a number of OEM relationships with firms that provide solutions to service providers as well as enterprise customers. These OEM partners will sell our devices under their own name or will implement our technology into their own platforms. The benefit to OEMs of including our products is that they will be positioned to provide a more complete end-to-end solution to their customers. From these opportunities, we will receive compensation either in the form of sales of V-Server products or royalty payments for every device our OEM partner manufactures itself.

     Value Added Resellers (VAR) - To address the opportunity presented by enterprise customers looking to implement their own VoIP solution within their own Intranet or over the Internet, we intend to create a channel program to establish a network of authorized VARs who will sell and support our products. In addition, to approach the large number of small ISPs, we will work with one or more of the tier-two distributors addressing this environment.

Status of Our New Products and Services

     We have three additional development programs planned and in production stage. We expect to deliver these new platforms in fiscal 2000/2001. These platforms are in various stages that range from concept to prototype stage. Because they are not released, we are describing them in very general terms.

     Second Generation Gateway/Router - The current V-Server iGATE and Dual Ethernet platforms are being redesigned to reduce cost, expand functionality and enable the use of components that can be acquired in higher volumes. This development is targeted for completion in the third quarter of 2000 to coincide with the increased shipment volumes of these products.

     OfficeBuilder - In conjunction with our development partner, Centrepoint, we are developing a version of the V-Server that will support full PBX functionality in addition to the current product's routing and VoIP Gateway support. Full PBX integration will provide such features as Call Forward, Call Transfer, Call Hold, Interactive Voice Response and Unified Messaging. This program will also double the current VoIP density by providing a gateway with four VoIP ports and the ability to logically interconnect devices via a "stacking" mechanism that will enable us to serve customers with a larger number of employees. This development is targeted for completion in the fourth quarter of 2000.

     High Density Gateway - The current V-Server platform supports two simultaneous VoIP "Internet calls" that, when connected to the PBX of a SME, may not be enough to support its long distance calling requirements. While additional V-Server devices can be "stacked" to increase the number of simultaneous calls allowed, a more elegant solution is to provide a product with a higher density or number of VoIP ports. Construction of a larger gateway supporting eight or more VoIP sessions reduces the cost and simplifies management. In addition, the device may make use of a higher density T1 or ISDN Primary Rate Interface (PRI) to the PBX where one connection to the V-Server can support up to 30 voice calls. To support a larger number of voice calls, this product requires an increased level of processing power over what the current iGATE offers, and, as a result it will incorporate a higher performance microprocessor. This development is targeted for completion in the first quarter of 2001.

Our Competition

     The industry in which we compete is subject to rapid technological developments, evolving industry standards and changing consumer needs. The possibility of voice communications over the Internet first became a reality in 1995. Our future success will depend upon our ability to adapt to this rapidly changing industry and to continually improve our products and services.

     The "Voice over Packet" and specifically the VoIP market is crowded with many participants. Many of these companies are both our potential competitors and potential partners. In particular, if another company does not target the same market but has the same technological focus as us, we may have a basis for forming a strategic partnership to permit our mutual expansion.

     The following table sets forth information concerning our company and those companies we believe to be our primary competitors. This information is believed to be accurate as to their current products and services offerings. However, we cannot assure you that these identified competitors (and other companies) are or will not offer enhanced products and services superior to ours.

                                                                              Management
                             Basic           Advanced                             and
                            Gateway          Gateway         Integrated      Provisioning              Nature/Extent
    Company              Functionality       Features          Routing         Features                of Competition
    -------              -------------       --------          -------         --------                --------------
TEK DigiTel                   Yes              High              Yes             Full        Priced in the $300-400 per port
                                                                                             range, the focus is on high
                                                                                             features, and telco level
                                                                                             provisioning for business use.
Aplio                         Yes              None              No             Limited      Priced in the $200 per port range,
                                                                                             the focus is on residential and
                                                                                             casual users.
I-Link                        Yes             Medium             No             Limited      Priced in the $300 per port range,
                                                                                             the focus is on selling I-Link
                                                                                             Service. They do not focus on
                                                                                             selling hardware.
Broadmedia                    Yes              None              No             Limited      Priced in the $200-$300 per port
                                                                                             range, they do not provide a telco
                                                                                             level product, rather it is a
                                                                                             consumer level product targeted at
                                                                                             telcos.
Vive                          Yes              High              Yes            Limited      Priced in the $500 per port range,
                                                                                             the focus is on PBX functionality
                                                                                             and enterprise networks. They
                                                                                             have limited telco provisioning
                                                                                             services integrated into the unit.


Ericson                       Yes              None              No             Limited      Priced in the $250 per port range,
                                                                                             this simple gateway is primarily
                                                                                             targeted at the enterprise point-to-
                                                                                             point market.
Multitech                     Yes              High              No             Limited      Priced in the $300-$850 per port
                                                                                             range, they have established
                                                                                             distribution channels but the
                                                                                             product has no provisioning tools
                                                                                             for telcos. In addition, they lack
                                                                                             an integrated router.

Nextone                       Yes             Medium          Yes, but          Medium       Priced in the $300 per port range,
                                                               limited                       they are focused on telephone
                                                                                             services only and offer limited
                                                                                             integrated services capability.
                                                                                             Their provisioning tools are very
                                                                                             basic.

Mediatrix                     Yes              None              No             Limited      Priced in the $250-$300 per port
                                                                                             range, they are targeting the high
                                                                                             end of the basic gateway market.
                                                                                             They offer no integrated services
                                                                                             support and limited telco level
                                                                                             provisioning.

     We believe the principal competitive factors affecting our market include breadth and depth of a solution, compatibility with existing applications and operating systems, a customer base, strategic alliances, core technology, product quality and performance, customer service, and speed and ease of deployment. We believe our products and solution currently compete favorably with respect to these factors. However, our market is relatively new and rapidly evolving.

     Some potential competitors have longer operating histories, larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than we do and may enter strategic or commercial relationships with larger, more established and well-financed companies. Some of our competitors may be able to secure alliances with customers and affiliates on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to systems development than we do. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

Principal Suppliers

     The component pieces of our products, while manufactured by only a few companies, are available from several vendors. We have not experienced difficulties in purchasing component parts; and, while we have begun to experience longer lead times for certain components, we do not anticipate any shortages in the future.

     We rely upon direct purchases or licensing agreements with software providers for some of the software that we use in our products. In 1998, we entered into an agreement with RADVision, Inc., for a nonexclusive license to use the H.323 Protocol Stack Software (H.323 protocol) in our V-Server Gateway system products. This software functions as middleware, enabling our products to use the H.323 protocol. Under the agreement, we pay RADVision royalties every quarter, based upon the number of V-Server products we sell.

     We consider the RADVision license to be very important to our product. Building our product without the H.323 protocol would require us to locate an acceptable alternative or develop our own software, both of which we believe would entail significant expense.

     We also entered into a nonexclusive license agreement with Telogy Networks, Inc., a subsidiary of Texas Instruments, on March 31, 1998, which permits us to use Telogy's Golden Gateway Voice Over Packet software in our V-Server product line. We use the Golden Gateway Voice Over Packet software, in part, to convert analog information to a digital format. We also consider Telogy's product to be very important to our product.

Current Dependence on a Few Major Customers

     As part of our business plan, we enter into strategic partnerships and alliances. We rely on these alliances to provide the necessary technology to integrate our products into their products and services. The establishment of these alliances is also an important component of our overall marketing strategy. We use alliances as a direct marketing channel for our products, as we typically sell our products to these companies who include our product in their bundle of products and services. Further, alliances are important to help ensure our product's compatibility with other Internet and telephony products on the market. Our success depends, to a large extent, on the business success of our strategic partners.

     We entered into a Memorandum of Understanding (MOU) with ePHONE Telecom, Inc. on July 19, 1999, whereby we became strategic partners. ePHONE's business plan is to become a global telecommunications carrier providing a full range of telecommunications services, including VoIP services. Our iGATE product will enable ePHONE to offer a VoIP based fax and voice service from the user end. ePHONE is actively pursuing market opportunities worldwide.

     In November 1999, we entered into a strategic alliance with Centrecom Incorporated in which both companies agreed to market and sell iGATE Pronto service as one of Centrecom's service offerings to Centrecom's end-user group. Since then, we have been testing with Centrecom's IP gateway in order to achieve 100% interoperability. At the same time, Centrecom devoted resources to improving its overall operational issues. The preparation of the combined forces has reached its final stage. We anticipate a more rigorous market penetration from Centrecom during the second half of 2000.

     We are in the early stages of establishing our customer base and strategic relationships in the other parts of the world. Management devotes much of its time and resources to the development of business relationships with other technology companies who are potential strategic partners and customers. In particular, we are directing much of our effort towards establishing relationships with companies in Asia and the Pacific Rim.

     The following table presents our major customers and our sales of V-Server products to these customers during the year ended December 31, 1999 and the three month period ended March 31, 2000.

                                                                  Sales during the
                                            Sales during the        three months
                                               year ended               ended
              Customers                     December 31, 1999      March 31, 2000       V-Server product type
              ---------                     -----------------      --------------       ---------------------
ePHONE, Inc., U.S.                               $30,800               $17,500                 U & S/T
Centrecom, U.S.                                    3,500                57,400                    U
Igateway Pte., Ltd., Singapore                     1,400                21,000                   S/T


                                                                 Sales during the
                                            Sales during the       three months
                                               year ended             ended
              Customers                    December 31, 1999      March 31, 2000       V-Server product type
              ---------                    -----------------      --------------       ---------------------
Ignite Group, New Zealand                           -                  22,000            Ethernet version
Eicon Technology, Canada                            -                  10,900                    U
Other                                             20,699               20,000                 Various
                                                 -------             --------
TOTALS                                           $56,399             $148,800
                                                 =======             ========

------------------
(1) "U" refers to the V-Server product version adapted for use in North America. The "S/T" V-Server product version is adapted for use in Asia and Europe. The Ethernet version is for use with Ethernet LANS.

Intellectual Property

     We seek to protect our intellectual property through a combination of

     o copyright protection,
     o patents,
     o trademark registrations and common law trademark protection, and
     o trade secret laws.

     Our V-Server family of products incorporates software and programming codes developed, designed and owned by us. Copyright law generally protects the source code of our computer programs, as well as other documentation we create. We also rely upon trade secret protection for any proprietary confidential information, such as some of our software and hardware technology.

     We do not have any patents or patents pending for our current product line, but we intend to evaluate the patentability of our current and future products and to take appropriate action to patent any of our patentable inventions.

     We have applied for federal registration of our trademarks V-Server, B-Server, iGATE and PRONTOCONNECT in the United States. Federal trademark registrations help to ensure an entity's exclusive right to use a name for a product or service in the United States. State common law generally protects any of our marks that we have used exclusively in the marketplace, regardless of registration. We use the V-Server and iGATE marks in connection with our V-Server iGATE product. We anticipate using the B-Server mark in connection with a network access server designed for branch offices and remote access over satellites. Our PRONTOCONNECT service applies our DDA technology which allows internet fax/voice calls without software, microphones or speakers. These trademark applications are pending. Even if these applications mature into federal registrations, a third party still may challenge our trademark rights. Additionally, third parties may infringe upon our trademark rights which could result in legal fees and other costs to us if we choose to take legal action against the persons.

Government Approval

     Our products must meet the specific certification requirements for telecommunications equipment of each country where we sell our products.

     In the United States, under the Communications Act of 1934 and regulations of the Federal Communications Commission (FCC), our products must comply with certain frequency emissions and other limitations. Our V-Server iGATE products have been tested for compliance with Part 15A. Also, under FCC regulations, terminal equipment to the telephone network must comply with numerous technical requirements, including noise and hazardous voltage limitations. Labeling requirements also apply. We have received Part 68 FCC approval for our V-Server product; and, to the best of our knowledge, the V-Server product is in compliance with all FCC requirements.

     In addition, Underwriters Laboratories Inc. (UL) tested the V-Server iGATE product and found that the product met its safety standards.

     We also obtained Canadian approvals which are equivalent to the U.S. FCC approvals.

     In Europe, the S/T units and the Ethernet units have the CE mark of approval. This CE mark includes the equivalent of the FCC and UL approvals and enables the sale of products to all countries in the European Economic Community.

     Further, we have obtained approval for the ISDN interface in the United States, Canada and Europe.

     The Dual Ethernet versions are approved in the United States, Canada and Europe.

     We are also seeking approvals and certifications for our products in several additional countries.

Employees

     As of June 30, 2000, we employ 19 full-time employees in our Germantown, Maryland office, including 4 administrative employees, 13 employees devoted to research and development and 2 employees in sales and marketing. In addition, we have 5 full-time sales and marketing consultants located in Mississauga, Ontario, Canada, as well as a key hardware architect, and a field support engineer in Taiwan, R.O.C. who performs customer support in Taiwan, Hong Kong and China.

                                  RISK FACTORS

     Certain statements included in this Form 10-SB which use the terms "estimate", "project", "intend", "expect" and other similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, including the factors set forth in this section and elsewhere in this Form 10-SB. Although we believe that the assumptions underlying the forward-looking statements contained in this Form 10-SB are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we make no assurance that the forward-looking statements in this Form 10-SB will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this registration statement, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

     We wish to make our current investors, prospective investors and other readers aware of the risks that we believe exist that could seriously harm our business, operating results or financial condition and cause our common stock to decline in value if they occur.

     We have a limited operating history on which you can evaluate our business and prospects.

     As described in full under Item 1. "Description of Business", in December 1995 we formed ATC LLC, which was merged with and into ATC Inc., a wholly-owned subsidiary of Diversified, in July 1998. ATC Inc. and its parent, prior to the merger, had no substantial assets or liabilities and no operations. Diversified, however, was listed on the OTC BB. ATC LLC was merged with these entities in order to obtain that listing. We introduced our first V-Server product, the iGATE, to the market in May 1999. Accordingly, we only have a limited operating history on which you can evaluate our business and our prospects. In addition, our prospects must be considered in light of the risks encountered by companies like us in developing products and services in new and rapidly evolving markets. Some of the risks we face include our ability to attract and retain customers; hire aggressively to expand our services, sales and marketing efforts; negotiate and maintain favorable strategic relationships; and plan and manage our growth effectively. If we fail to manage these risks successfully, our business could be harmed.

     We have incurred losses since our inception and expect to incur losses in the future.

     We have incurred operating losses since our inception in 1998. In 1999 and 1998, we incurred net losses of approximately $2,162,000 and $1,081,992, respectively. We introduced our products to market in 1999 and have had limited sales as our product gains market acceptance and we develop our sales and marketing channels. While we expect our sales to increase in the future, we cannot assure you that we will experience such growth. Our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving industries. To address these risks and
                                       21
achieve profitability and increased sales levels, we must, among other things, establish and increase market acceptance of our products and systems, respond effectively to competitive pressures, offer high quality customer service and support, introduce, on a timely basis, advanced versions and enhancements of our products and successfully market and support such advanced versions and enhancements.

     We expect to continue to incur operating losses in 2000 and 2001 and may incur operating losses thereafter. We cannot assure you that we will achieve or sustain significant sales or profitability in the future.

     We have not been able to fund our operations from cash generated by our business, and we may not be able to do so in the future.

     We intend to fund our operations and other capital needs for the next twelve months substantially from the remaining proceeds of a private placement completed in 1999, and the redemption and exercise of the common stock purchase warrants issued in that offering. However, we cannot assure you that such funds will be sufficient for these purposes, or that funds from the exercise of currently outstanding common stock purchase warrants will be received. We may require substantial amounts of these proceeds for our future expansion, operating costs and working capital. We currently do not have a line of credit with a commercial bank and with the exception of outstanding warrants to purchase our common stock, which we believe will be exercised in 2000, we have made no other arrangement to obtain any future financing.

     Failure to secure needed additional financing, if and when needed, may have a material adverse effect on our business, financial condition and results of operations. If additional funds are raised through the issuance of equity securities, the net tangible book value per share may decrease, the percentage ownership of our current stockholders may be diluted and such equity securities may have rights, preferences or privileges senior or more advantageous to our common stockholders.

     We also can provide no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are unavailable or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or otherwise respond to competitive pressures. Such inability could have a material adverse effect on our business, financial condition or results of operations.

     Our common stock is currently listed on the Pink Sheets.

     Our common stock is currently quoted on the Electronic "Pink Sheets" under the symbol "TEKI." Prior to April 20, 2000, we were traded on the OTC BB, a service provided by the Nasdaq Stock Market, Inc. Our common stock was removed from the OTC BB in accordance with NASD Market Rule 6530, requiring that we register our common stock with the SEC. We intend to re-establish our common stock on the OTC BB after this registration statement is effective, the SEC has completed its review of this Form 10-SB, if any, and we have filed any amendments that the SEC may require.

     Purchases and sales of our stock are subject to the penny stock regulations.

     Our stock has a market price of less than $5.00 per share. The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price less than $5.00 per share, subject to certain exceptions. During periods when our common stock does not qualify for inclusion on the OTC BB, the common stock will be subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure statement relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common stock and may affect the ability of investors to sell our common stock in the public market.

     Internet-related stock prices are especially volatile and this volatility may depress our stock price.

     The stock market has from time to time experienced significant price and volume fluctuations which have particularly affected the market prices of the stocks of high technology and Internet-related companies, including companies like us, and which may be unrelated or disproportionate to the operating performance of particular companies. Factors such as quarterly variations in actual or anticipated operating results, changes in earnings estimates by analysts, market conditions in the industry, analysts' reports, announcements by competitors, regulatory actions or other events or factors, including the risk factors described in this registration statement and general economic conditions may have a significant effect on the market price of our common stock. This broad market and industry volatility may reduce the value of our common stock, regardless of our operating performance. Due to this volatility, the value of our common stock could significantly decrease.

     We have never paid dividends and have no intentions of doing so in the future.

     We have never paid dividends on our common stock and do not expect to pay any dividends for the foreseeable future.

     Because certain existing stockholders own a large percentage of our voting stock, other stockholders' voting power may be limited.

     Our founders, executive officers, directors and their affiliates beneficially own or control approximately 13% of our common stock and 48% of our convertible preferred stock. Each share of convertible preferred Series A stock has three votes in matters requiring the vote of our stockholders. As such, as shown in the table under Item 4, "Security Ownership of Certain Beneficial Owners and Management", these stockholders control approximately 20% of the voting power. Furthermore, each share of convertible preferred Series A stock is convertible into six shares of common such; such conversion of preferred shares by our executive officers and directors would result in an even greater percentage of control. The conditions required for the conversion of preferred shares are described under Item 8, "Description of Securities - Preferred Stock". In addition, we have one investor/stockholder who beneficially owns approximately 39% of our issued and outstanding common stock and holds total voting ownership of 31%. As a result, if those stockholders act together, they will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. These stockholders may make decisions that are adverse to your interests. See our discussion under Item 4, "Security Ownership of Certain Beneficial Owners and Management", for more information about the ownership of our outstanding shares.

     The market for our products is in its early stages of development and may fail to mature into a sustainable market.

     Our products and services facilitate voice, fax and data transmission primarily over the Internet. The market for these products and services is in its early stages of development and is rapidly evolving and it is possible that a viable market may fail to emerge or be sustainable. We cannot predict the level of demand and market acceptance for our products and services. If the market for our products and services does not continue to mature, our business will be harmed.

     If the Internet does not continue to grow as a medium for voice communications, our business will suffer.

     The technology that allows voice communications over the Internet is still in its early stages of development. Historically, the sound quality of Internet calls has been poor. As the industry has grown, sound quality has improved, but the technology requires further refinement. Additionally, the Internet's capacity constraints may impede the acceptance of Internet telephony. Callers could experience delays, errors in transmissions or other interruptions in service. Making telephone calls over the Internet must also be accepted as an alternative to traditional telephone service. Because the Internet telephony market is new and evolving, predicting the size of this market and its growth rate is difficult. If our market fails to develop, then we will be unable to grow our customer base and our opportunity for profitability will be harmed.

     We are completely dependent on the infrastructure of the Internet for our success.

     The success of our products is dependent on, among other things, the continued expansion of the Internet and its network infrastructure. We cannot assure you that the infrastructure or complementary products necessary to make the Internet a viable commercial network will continue to be developed. In particular, we cannot assure you that the Internet will retain its current pricing structure with regard to volume, distance (the physical location of any user) and the lack of varying rates for different times of day. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access and quality of service) remain unresolved and may affect the growth of Internet use. We cannot assure you that the Internet will be able to meet additional demands or its users' evolving requirements on a timely basis, at a commercially reasonable cost, or at all. While we anticipate the continued evolution of the Internet and related infrastructure, any failure to develop accordingly could have a material adverse impact on our business, financial condition or results of operations.

     Our products can be vulnerable to computer viruses or similar disruptive problems. Computer viruses or problems caused by third parties could lead to interruptions, delays or termination of service. Furthermore, inappropriate use of the Internet by third parties could potentially jeopardize the security of confidential information, which may deter certain potential customers from ordering and using our products. Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential users may inhibit the growth of the Internet industry in general and the market for our products in particular.

     If we are unable to meet the rapid technological changes our existing products and services could become obsolete.

     We are involved in the development and introduction of new products and applications. A number of risks are inherent in this process. The development of new technologies and products is increasingly complex and uncertain and this can delay the introduction of new technology and products. It further requires close collaboration and continued technological advancement involving multiple hardware and software design teams and outside suppliers of key components. The failure of any one of these elements could cause new products to fail to meet specifications or to miss aggressive time tables that we may establish. As the variety and complexity of our product lines increase, the process of planning production and inventory levels also becomes more difficult.

     Short product life cycles place a premium on our ability to manage the transition from current products to new products. Our results could be adversely affected by factors such as development or manufacturing delays, variations in product costs, and delays in customer purchases of existing products in anticipation of the introduction of new products and the rapidly changing landscape of emerging standards.

     The markets for our products have only recently begun to develop, and are rapidly evolving as characterized by an increasing number of market entrants who have introduced or developed products and services. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced technology products and services are subject to a high level of uncertainty. Broad acceptance of our technology, products and systems is critical to our success and ability to generate revenues. Acceptance of our technology, products and services will be highly dependent on the functionality, reliability, stability and performance of the products and systems, and particularly of the success of the initial implementation of our products and services. In addition, acceptance of our technology will depend on matters beyond our control such as the introduction of competing products or technologies into the market before our new technologies and products. We cannot assure you that voice and audio communications over the Internet will become widespread, that connections between IP networks and the PSTN will become widespread or that our Internet Telephony Service Provider (ITSP) and telecommunications oriented products will gain market acceptance. The adaptation process can be time consuming and costly to both us and our customers and the acceptance of the product or service may depend, to a substantial extent, on the success of the adaptation.

     Because the market for our products is new and evolving, it is difficult to predict its future growth rate, if any, and the size of our market. We cannot assure you that the market for our products and services will develop or that our products will achieve market acceptance. If the market fails to develop, develops more slowly than expected, or if our products do not achieve market acceptance, our business, financial condition or results of operations will be materially adversely affected.

     Furthermore, products offered by us may contain undetected errors or defects when first introduced or as new versions are released. Our introduction of products with reliability, quality or compatibility problems could result in reduced revenues and orders, uncollectible accounts receivable, delays in collecting accounts receivable and additional costs. We cannot assure you that, despite testing by us or by our customers, errors will not be found in our products after commencement of commercial deployment. Errors of this sort could result in product redevelopment costs and loss of, or delay in, market acceptance. In addition, we cannot assure you that we will not experience in the future significant product returns through both retail and other distribution channels. Any such event could have a material adverse effect on our business, financial condition or results of operations.

     We may not be able to increase market awareness and sales of our products and services if we do not expand our sales and distribution capabilities.

     We need to substantially expand our sales and distribution efforts in order to increase market awareness and sales of our V-Server solution and the related services we offer. We are an early stage company and need to develop a sales force. We must have a sales force with an industry and technology focused background. Competition for qualified sales and marketing personnel is intense, and we might not be able to hire and retain adequate numbers of these persons to maintain our growth. New hires will require training and take time to achieve full productivity. If we are unable to successfully grow our sales capabilities, we may be unable to expand our relationships in this way, or at all, and our revenues may not increase as planned.

     We cannot be certain that we can attract or retain a sufficient number of highly qualified technical personnel and consultants. Customers that purchase our solution typically engage our technical staff to assist with support, design, consulting and implementation. We believe that growth in our sales depends on our ability to provide our customers with these services, either directly or through partners. As a result, we plan to increase the number of our technical personnel and consultants to meet these needs. New technical personnel will require training and education and take time to reach full productivity. To meet our customers' implementation needs, we may be required to use costly third-party consultants to supplement our internal resource capabilities. Competition for qualified personnel is intense, particularly because we are in a new market and only a limited number of individuals have developed the skills required to provide the services our customers require. Our business may be harmed if we are unable to hire and retain new technical personnel and consultants.

     Our reputation and future revenue would be harmed if we experience any issues with our V-Server technology.

     To date, we have only had limited sales of our V-Server product. We currently expect the sale of these products and related services to account for most of our future revenues. If any of our future customers are unable to successfully use our products, our reputation could be damaged, which could harm our business. In addition, factors negatively affecting the pricing of or demand for VoIP products, such as increased competition or rapid technological change, could cause our revenues to decline.

     Competition could reduce our market share and decrease our revenue.

     Some of our competitors have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than us. The competition in the VoIP communications market is very strong. Competition includes telecommunications companies, data communication companies and pure voice over IP companies as well as product and service companies. See
Item 1, "Competition", for a list of some of our competitors.

     If we are forced to lower our prices below current levels, we cannot assure you that we will be able to successfully launch our new products or compete successfully and effectively against other companies' product offerings.

     Various innovative voice, audio, video and other communications alternatives, that may compete with our products are often introduced, and may be introduced in the future. These new communication alternatives may be based on traditional telephone lines, the Internet, cable networks or optical wires and may be combined with other computing and broadcasting capabilities.

     We expect that additional companies will compete in the Internet voice and audio communications market. In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result of any such development or introductions, we may compete directly with telephone companies and other telecommunications providers. Additional competitors may include companies that currently provide computer software products and services such as telephone, media, publishing and cable television. The ability of some of our competitors to bundle other Internet services and other products with Internet voice products could give those competitors an advantage over us.

     We currently rely on a small number of customers for our revenue.

     We began sales of our V-Server in May 1999, with substantially all of our revenue having been derived from sales to a relatively small number of customers. Since our inception through March 31, 2000, sales to one customer totaled 24% of our product sales or $48,300. Similar or greater concentration of our net sales among a limited number of customers may occur in the future. In this event, any material decrease in net sales to any one of our largest customers that is not matched by corresponding increases in net sales to new or existing customers could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will receive orders from any existing customers or from new customers.

     Our success and competitive position depends on our ability to protect our proprietary technology.

     Our success depends, in part, upon our intellectual property rights. To date, we have relied primarily on a combination of trade secret, trademark and copyright laws, and non-disclosure and other contractual restrictions on copying and distribution to protect our proprietary technology and our brand names. We have not yet filed any patents related to our technology. Litigation to enforce our intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. Any inability to protect our intellectual property rights could seriously harm our business, operating results and financial condition. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Our means of protecting our intellectual property rights in the United States or abroad may not be adequate to fully protect our intellectual property rights.

     Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. It may be difficult for us to enforce certain of our intellectual property rights against third parties who may have acquired intellectual property rights by filing unauthorized applications in foreign countries to register the marks that we use because of their familiarity with our worldwide operations. Since Internet-related industries such as ours are exposed to the intellectual property laws of numerous foreign countries and trademark rights are territorial, the enforceability and scope of protection of our intellectual property is uncertain. The unauthorized use of our intellectual property by third parties may damage our brand.

     Defending against intellectual property infringement claims could be expensive and disruptive to our business.

     We are subject to claims of intellectual property infringement, which could divert management resources and harm our reputation.

     We cannot be certain that our products and services do not or will not infringe upon valid patents, trademarks, copyrights or other intellectual property rights held or claimed by third parties. Third parties may claim that we have infringed their patent, trademark, copyright or other proprietary rights. It is also possible that claims will be made for indemnification resulting from allegations of infringement. Claims like these could divert management's attention, affect our reputation and otherwise harm our business. In addition, intellectual property claims could be asserted against us as a result of the use by us, our customers or other third parties of our products. These claims could include claims by our consultants and employees that intellectual property they developed does not belong to us. Any claims, with or without merit, could be time consuming, costly, cause product shipment delays or require that we enter into royalty or licensing agreements. These licenses might not be available on reasonable terms, or at all. As a result, any claim like this could harm our business. Additionally, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business.

     We rely on third-party technologies, and a termination of any of our relationships with third-party vendors could adversely affect our revenues and business.

     We rely in part on technology that we license from third parties. We integrate this technology with internally developed software to perform key functions. For example, our products and services incorporate technology licensed from RADVision and Telogy. These third party technology licenses might not continue to be available to us on commercially reasonable terms, or at all. This technology may contain defects that we cannot control. The loss of any of these technology licenses could cause delays in introducing our products or services until equivalent technology, if available, is identified, licensed and integrated. Delays in introducing our products and services could harm our business.

     Our executive officers and certain key personnel are critical to our business and these officers and key personnel may not remain with us in the future.

     Our future success depends upon the continued service of our executive officers and other key personnel. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business, operating results and financial condition could be harmed. In particular, our founders, Enghe Chimood, our Co-Chairman of the Board and Chief Executive Officer, Thomas Yang, our Co-Chairman of the Board and Chief Operating Officer and Ke-ou Chao, our Chief Technology Officer, would be particularly difficult to replace. The loss of any of these individuals, or other future key employees, would have a material adverse effect on us.

     Our business and growth will suffer if we are unable to successfully hire and retain key personnel.

     We believe that our future success depends in large part on our ability to attract, train, motivate and retain highly skilled employees. We may be unable to retain our key employees or retain other highly qualified employees in the future. The failure to attract and retain the necessary managerial, marketing, merchandising, operational, customer service, technical, financial or administrative personnel could harm our business. In addition, as we grow and add additional product and service offerings, we anticipate a need to further develop and expand our products. Competition for highly skilled and qualified technical people is intense. We cannot be certain we will be able to attract and retain a sufficient number of qualified technical people or outside consultants.

     Our articles of incorporation provide our officers and directors with certain indemnifications.

     Our Articles of Incorporation provide that our directors and officers will not be personally liable to the company or its stockholders for monetary damages for breach of the fiduciary duty of care as a director or officer. Conversely, directors and officers are liable for:

     o   any breach of duty of loyalty to the company or its stockholders,

     o facts and omissions not in good faith or those which involve intentional misconduct or a knowing violation of law,

     o willful or negligent violation of Wyoming law with respect to payments of dividends, and

     o any transaction from which a director involved derived an improper personal benefit.

     Thus, under certain circumstances, neither the company nor the stockholders would be able to recover damages even if directors take actions that harm the company.

     Government regulations are still evolving and significant legal uncertainties could affect us.

     Currently, in the United States, few laws or regulations are directly applicable to voice and audio communications over the Internet or Internet commerce generally. However, changes in the regulatory environment, particularly in regulations relating to the telecommunications industry, could have an adverse effect on our business. The increased acceptance of voice and audio communications over the Internet could result in intervention by governmental regulatory agencies in the United States or elsewhere in the world under existing or newly enacted legislation and in the imposition of fees or charges on users and providers of products and services in this area. For example, until now, the FCC has prohibited local telephone companies from charging Internet service providers the type of "access charges" that apply to long distance telephone carriers. In April 1998, however, the FCC submitted a report to Congress in which it stated that Phone-to-Phone IP telephony bears the characteristics of telecommunications services, which would subject providers of such services to access charge and universal support obligations, and other common carrier regulations. The FCC for now has decided to defer a definitive resolution of this issue to specific cases as they are brought before it. Although members of Congress, the Administration, and the public have strongly supported the forbearance of telecommunications regulations on services provided through the Internet, it is uncertain at this time what action the FCC will take when a case is brought before it. From time to time members of Congress have considered bills that would variously either impose new restrictions or regulations on IP telephony or restrict agencies from imposing such restrictions or regulations. Bills regarding the Internet are expected to remain the subject of Congressional interest into the foreseeable future. It is not possible to determine whether any such bills will become law and what effect future legislation would have on our business.

     Additionally, the European Commission has requested comments on the regulatory status of voice on the Internet. There can be no assurance that such intervention or imposition of fees or charges would not have a material adverse impact upon the acceptance and attractiveness of Internet voice communications. Legislative proposals from international, federal and state government bodies could also impose additional regulations and obligations upon on-line service providers. The growing popularity and use of the Internet, generally, has increased public focus and could lead to increased pressure on legislatures to impose regulations with respect to, among other things, user privacy, pricing and the characteristics and quality of products and services. We are unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the Internet may have on our business, financial condition or results of operations. While we are not aware of any proposed federal regulation directly affecting our business, we cannot predict the likelihood that any future legislation will be enacted, nor the financial impact, if any, of such resulting regulation. In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services, which could be subject to existing federal government regulations or result in the imposition of new government regulations, either in the United States or elsewhere.

     If one or more of these risks or uncertainties occurs or if our underlying assumptions prove incorrect, our actual results, performance or achievements in 2000 and beyond could differ materially from those expressed in, or implied by, the forward-looking statements.


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
        CONDITION AND RESULTS OF OPERATIONS.

     Prior to April 19, 2000, our common stock was traded on the OTC Bulletin Board, a service operated by the Nasdaq Stock Market, Inc. under the trading symbol "TEKI". Our common stock was removed from the OTC Bulletin Board in accordance with NASD Market Rule 6530, and we are currently listed in the electronic pink sheets. We intend to re-list our common stock on the OTC Bulletin Board after the Securities and Exchange Commission has completed its review of this Form 10-SB and any required amendments.

     On the following pages we present management's discussion and analysis of financial condition and results of operations. You should read this information in conjunction with our consolidated financial statements and notes included in this registration statement. The following financial review is presented on a consolidated basis and is intended to provide a comparison of our financial performance for the years ended December 31, 1998 and 1999 and for the three-month periods ended March 31, 1999 and 2000.

Forward Looking Statements

     Except for the historical information contained in this registration statement, this "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward looking statements that involve a number of risks and uncertainties, including the risks described under "Risk Factors" and "Forward Looking Statements" above as well as elsewhere in this registration statement.

Overview

     TEK DigiTel Corporation, formerly known as Diversified Technologies, Inc., is a Wyoming corporation with a limited operating history. Our wholly-owned Maryland operating subsidiary, ATC Inc., was incorporated in June1998 to facilitate the merger with and conversion of ATC LLC into a corporate entity. We are a hardware technology equipment developer that provides integrated communication solutions for the small to medium size enterprise and small office/home marketplace. By integrating traditional PBX technology with data routing, the latest advances in VoIP technology and sophisticated Linux based server technology, we are producing Internet access devices used by the new generation of service providers to deploy integrated voice, fax and data services to their customers.

     We have a limited operating history on which to base an evaluation of our business and prospects. Similar to other companies in their early stages of development, and particularly for companies in the rapidly evolving technology industry, our prospects must be considered in light of the risks frequently encountered. We set forth what we believe to be the risks in the "Risk Factor" section of this registration statement. To address these risks, we must, among other things, successfully continue to develop and execute our business and marketing plan, continue to expand and otherwise improve our products, and increase our operating infrastructure. We can provide no assurances that we will be successful in addressing the risks we face, and the failure to do so could prevent us from being successful.

     The following table lists in chronological order, some of the major milestones we have accomplished during the evolution of our company and our products. The table is not meant to be all-inclusive, but merely serves to highlight our progress.


    Date                                 Major Milestone
    ----                                 ---------------
December 1995           Formed ATC LLC, the predecessor company to TEK DigiTel.

February 1998           Completed the prototype of our router product.
                        Installed, for evaluation and alpha field trial purposes, our first V-Server iGATE product, in Mongolia.

July 1998               ATC LLC merged with Diversified Technologies, Inc.,
                        changed its name to TEK DigiTel and became a public company listed on the OTC BB.

February 1999           Completed our first prototype of the V-Server iGATE
                        product. Installed, for evaluation and field trial purposes, our first V-Server iGATE product in Asia.

March 1999              First beta test of the iGATE product initiated in North
                        America, Canada and several European countries.

May 1999                Began sales of our V-Server products.

July 1999               Entered into a strategic alliance with ePHONE in which
                        ePHONE agreed  to purchase 500 of our iGATE products.

    Date                                       Major Milestone
    ----                                       ---------------
October 1999            Launched the Pronto service package to help ISPs and
                        CLECs deploying iGATE massively.

November 1999           Beta test initiated in Asia including Taiwan, Hong Kong,
                        China and New Zealand.

June 2000               Beta test completed in most of the countries
                        participating. Announced Office Builder product with embedded PBX function.

July 2000               Latest software version released. Ready for mass
                        deployment of iGATE product.

August 2000             Filed SEC Form 10-SB in order to regain listing on the
                        OTC BB.

     We incurred net operating losses in each period since our inception; and, we expect to incur additional losses for the foreseeable future, primarily as a result of our building the corporate infrastructure necessary for continued product development and enhancement, for increased sales and marketing efforts and for research activities. As of March 31, 2000, we had accumulated a deficit of $4,150,904.

     We believe that our success depends, in large part, on our ability to create market awareness and acceptance for our products, raise additional operating capital to grow operations, build technology infrastructures and continue product research and development.

     Currently, our primary source of revenues is from the sale of our V-Server products. We are also investigating other applications for the V-Server products and marketing channels. The principal end-users of our products and solutions are small and medium enterprise users. We strategically partner with Internet service providers, including traditional and new telecommunications carriers, in order to distribute our products to the end-users. We also maintain a direct sales organization, OEM relationships and value added resellers for sales targets other than service providers.

     Since the introduction of our V-Server products to market, we have generated a significant percentage of our revenues through several of our strategic partners, including ePHONE and Centrecom. The reader is referred the table under Item 1, "Description of Business - Current Dependence on a Few Major Customers", which details the sales of our V-Server products to our major customers. We are currently highly dependent upon the sales of our products to these partners. In July 1999, we entered into an agreement to sell 500 iGATE units to ePHONE. ePHONE purchases represented 55% and 12% of our product sales revenue during the year ended December 31, 1999 and the three months ended March 31, 2000, respectively.

     We believe that our current dependency on a few customers is due to the recent introduction of our V-Server products to market. We are planning to restructure and expand our direct sales force and develop an indirect sales channel, targeting VARs and OEMs. We also plan to continue to expand our global distribution channels. We currently have strategic alliances with Centrecom, ePHONE, DialDigital and Centrepoint Technologies; and, we intend to continue to pursue additional relationships with other companies in the future.

     The market for our products and solutions is in the early stages of development and is characterized by rapid technological change, evolving industry standards, changes in end-user requirements, intense competition by more established industry participants and frequent new product introductions and enhancements. As is typical in the case of new and rapidly emerging technologies, demand and market acceptance are subject to a high level of uncertainty. Broad acceptance of our products by customers and end-users is critical to our success and ability to generate revenues.

Recent Developments

     Our primary focus in the first quarter of 2000 was to finalize the development of the manufacturing methods that enable us to achieve high volume production (in excess of 5,000 units per month). In addition, we significantly expanded our marketing effort on establishing the Pronto brand awareness and reseller readiness. We anticipate incurring increasing sales and marketing costs during the future. We have also conducted product field trials in additional countries in Asia, Europe and South America. This effort is time consuming, but necessary, since the local telecommunication environment may be quite different from country to country.

     We developed the Pronto brand package, which includes all the essential materials, such as a business plan and marketing collateral, to enable a service provider to launch a telephony service. In addition, we established agreements with telephone resellers like CentreCom and ePHONE to bundle their services with our solution. We plan to work with our current telephony service partners, Centrecom, NexBell, ePHONE, Spiritec and ACS Compro to offer Pronto services to all ISPs interested in selling voice services.

     The first prototype of the PBX version of the product, OfficeBuilder, a co-development with Centrepoint Technologies, is currently being tested. We expect this product to move into commercial production in the fourth quarter of 2000. Initial customer trials are scheduled in the third quarter of 2000.

     In addition to minor enhancements to these platforms, we plan to undertake the development of a new base platform which will be capable of supporting up to 30 VoIP calls simultaneously. This development is targeted for the fourth quarter of 2000.

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

Results of Operations

Three Months Ended March 31, 2000 Compared with Three Months Ended
March 31, 1999

     We recorded revenues from product sales of $148,800 and $2,400 for the three month periods ended March 31, 2000 and March 31, 1999, respectively. Units purchased during the three months ended March 31, 1999 were purchased in order to evaluate our product.

     During the three months ended March 31, 2000, the majority of our product sales were generated through our direct sales organization. As discussed above, we are in the process of expanding our sales and marketing efforts and our global distribution channels through the development of indirect sales channels and the expansion of our direct sales force.

     Cost of product sales for the three months ended March 31, 2000 was $103,555. This represents a reduction in the cost of units produced in the three months ended March 31, 1999, and during all of 1999, as our manufacturing process matured.

     Sales and marketing expenses for the three months ended March 31, 1999 and March 31, 1998 were $146,758 and $16,501, respectively. The increase in sales and marketing expenses in all periods was primarily due to the expansion of the Company's sales and marketing staff related to the introduction of our products to market. We anticipate that our sales and marketing expenses will continue to increase in future periods as we continues to build our direct sales force and expand our distribution channels and marketing activities.

     General and administrative expenses for the three months ended March 31, 2000 and March 31, 1999 were $372,333 and $158,176, respectively. The increase in general and administrative expenses during 2000 was due to the expansion of our corporate infrastructure primarily through the addition of personnel, as well as increased legal and accounting fees incurred in preparation of this Form 10-SB. While we anticipate professional fees will decrease in the future as a percent of revenue, we expect overall, that our general and administrative costs will continue to increase in 2000 and beyond, as we implement our business plan and expand our employee base.

     Following our costs related to payroll and related expenses, the greatest costs we incurred during the three months ended March 31, 2000, was related to legal and accounting fees incurred in the preparation of the necessary documentation to comply with the NASD's OTC BB eligibility rules which is why we are filing this registration statement. Once we become an SEC reporting company, we will be required to comply with the SEC's reporting requirements that include filing annual and periodic reports, proxy statements and other information. We expect our legal and accounting costs to decrease from those incurred in the first three months of 2000.

     Research and development expenses for the three months ended March 31, 2000 and March 31, 1999 were $289,556 and $294,354. We are continuing to expend efforts on the development efforts on our V-Server products. We anticipate that research and development expenses will increase in future periods as we expand our existing research and development programs in order to enhance our products and develop new products.

     There was no provision for federal or state income taxes for the period from our inception due to our operating losses. At March 31, 2000 and March 31, 1999, we had net operating loss carry forward for income tax purposes. A valuation allowance has been established and, accordingly, no benefit has been recognized for our net operating losses and other deferred tax assets.

Years Ended December 31, 1999 and 1998

     We recorded revenues of $214,399 and $73,402 for the years ended December 31, 1999 and 1998, respectively as follows.

                              December 31, 1999           December 31, 1998
                              -----------------           -----------------
Product sales                     $ 56,399                    $     -
Licence revenue                    150,000                          -
Contract revenue                     8,000                     73,402
                                  --------                    -------

                                  $214,399                    $73,402
                                  ========                    =======

     In May 1999, we introduced our V-Server products to the market, and recorded sales of $56,399 from the sales of our iGATE units. We had no product sales during 1998. During 1999, we also recognized $150,000 relating to a licensing fee for the manufacture of our V-Server products that was terminated and under which we have no continuing obligations. This license provided Franklin Telecom with the right to manufacture the iGATE unit under its own brand name. We do not anticipate that, under our current business model, we will enter into any future licensing agreement like the one we entered into with Franklin. As such, we do not expect licensing revenue to be significant in the future. We also recognized contract revenue of $8,000 and $73,402 for the years ended December 31, 1999 and 1998, respectively. We stopped providing contract services during 1999 and focused on completing our V-Server products and, therefore, performed very little contract-type engagements for others. We believe that we will not provide any significant contract services in the future.

     The first shipment of our V-Server iGATE product occurred in May 1999 and, therefore, the December 31, 1999 results do not reflect a full year of sales activities.

     During 1999, the majority of our product sales were generated through our direct sales organization. As discussed above, we are in the process of expanding our sales and marketing efforts and our global distribution channels through the development of indirect sales channels and the expansion of our direct sales force.

     Cost of product sales for the year ended December 31, 1999 was $67,590, which was greater than our sales revenue. This was not unexpected because we experienced higher than expected raw material and component costs, due to us purchasing limited quantities during the initial production of our products. In addition, during the initial production of our products, we also experienced inefficiencies in the manufacturing process. As was described above, the cost of production per unit has declined during the three months ended March 31, 2000; and, we anticipate that this trend will continue. We have recently completed a cost reduction design for our current iGATE product and will introduce this into the manufacturing cycle in September 2000. We believe that, based on our current manufacturing arrangements, the cost of product sales will continue to decline on a per unit basis and that cost of product sales as a percent of product sales will decrease as the manufacturing process for our V-Server products matures. In the future, we expect our gross profit margins to be roughly 30-40%, which is in line with typical gateway/router hardware margins. Currently we use a local manufacturer to produce our iGATE units, have entered into an agreement for manufacture of our products in Taiwan, and are investigating other manufacturing locations.

     Sales and marketing expenses for the years ended December 31, 1999 and 1998 were $652,817 and $29,614, respectively. The increase in sales and marketing expenses in all periods was primarily due to the expansion of the Company's sales and marketing staff related to the introduction of our products to market. We anticipate that sales and marketing expenses will continue to increase in future periods as we continue to build our direct sales force and expand our distribution channels and marketing activities.

     General and administrative expenses for the years ended December 31, 1999 and 1998 were $651,423 and $493,033, respectively. The increase in general and administrative expenses during 1999 was due to the expansion of our corporate infrastructure primarily through the addition of personnel, as well as increased legal and accounting fees incurred in preparation of this Form 10-SB. While we anticipate professional fees will decrease in the future, we expect that our general and administrative costs will continue to increase in 2000 and beyond as we implement our business plan and expand our employee base.

     Research and development expenses for the years ended December 31, 1999 and 1998 were $1,012,934 and $611,498, respectively. During both 1999 and 1998, we concentrated our development efforts on our V-Server products. All research and development costs have been expensed as they were incurred. We anticipate that research and development expenses will increase in future periods as we expand our existing research and development programs in order to enhance our products and develop new products.

     There was no provision for federal or state income taxes for the period from our inception due to our operating losses. At December 31, 1999 and 1998, we had a net operating loss carry forward for income tax purposes. A valuation allowance has been established and, accordingly, no benefit has been recognized for our net operating losses and other deferred tax assets.

Liquidity and Capital Resources

     Since our inception, we have financed our operations through the sales of equity securities in private placements; and, since that date through December 31, 1999, we have raised approximately $3,400,000. During the six months ended June 30, 2000, we sold an additional

4,000,500 shares for $2,200,500. As of December 31, 1999, we had $477,682 in
cash. We currently have no bank loans or any available lines of credit for our use.

     Net cash used in operating activities during the years ended December 31, 1999 and 1998 was $2,048,245 and $700,027, respectively. The net cash used in operating activities was related to the Company's expansion and funding of its research and development and sales and marketing activities as well as its corporate infrastructure.

     Net cash used in investing activities during the years ended December 31, 1999 and 1998 was $67,715 and $18,823 for the purchase of computer and test equipment and office furniture.

     Subsequent to December 31, 1999, we sold 4,000,500 shares of our common stock for $2,200,500.

     Net cash provided by financing activities for the year ended December 31, 1999 was $2,457,263. The proceeds during this period resulted from the sale of 125,000 shares of common stock for $48,127, net of offering costs, the exercise of previously issued common stock purchase warrants for 2,377,024 shares of our common stock for $413,795, the sale of 2,000,000 common stock units, each unit consisting of one share of common stock and four common stock purchase warrants, each to purchase one share of common stock at prices ranging from $0.50 to $0.65 per share for proceeds of $1,992,091, net of offering costs, and the exercise of stock options by employees for the purchase of 32,500 shares of common stock for $3,250.

     Net cash provided by financing activities for the year ended December 31, 1998 was $746,205. The proceeds during this period resulted from (i) the sale of 1,600,000 common stock units, each unit consisting of one share of common stock and three common stock purchase warrants, each to purchase one share of common stock at prices ranging from $0.12 to $0.22 per share for proceeds of $160,000,
(ii) the sale of 651,083 shares of common stock and 217,026 shares of preferred stock for $200,000, and (iii) the exercise of previously issued common stock purchase warrants for 2,422,976 shares of our common stock for $386,205.

     We have no material commitments other than those under office and equipment operating leases. As a result of the expansion of our research and development and sales and marketing activities, capital expenditures may increase in future periods primarily due to the purchase of computer and test related equipment. We anticipate that, based on our present plans and assumptions, our current cash balances will be sufficient to enable us to sustain our current and planned operations for a period of at least 12 months. If our estimates or assumptions prove to be incorrect, we may require additional capital. Additional funding, whether obtained through public or private debt or equity financing or from strategic alliances, may not be available when needed or may not be available on terms acceptable to us. Failure to secure additional financing, if and when needed, may have a material adverse effect on our business, financial condition and results of operations.

     We may, until we become financially self-sufficient, have to moderate our activities to fit the funds we have available. We anticipate the proceeds from the sale of the currently outstanding warrants will be sufficient to fund all of our equipment purchases and operating capital requirements for at least the next year.

     We are currently generating positive cash flow from the sale of our iGATE products before overhead allocation. As we expand our sales and marketing efforts to sell our V-Server family of products and services, we have begun to generate additional revenues and believe that our revenues will continue to increase as we implement our business plan.

     We currently lease, and plan to continue to lease, all facilities. During 2000, we anticipate that our significant capital expenditure will be approximately $300,000 for laboratory and diagnostic equipment, $300,000 in software licenses and $200,000 for prototypes of our products under development.

Year 2000 Issues

     We did not experience any significant problems associated with Year 2000 issues; and, we are not aware that any of our suppliers or vendors are experiencing any such problems.

New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", or SFAS 133. SFAS 133 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in the other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the derivative's change in fair value will be immediately recognized in earnings. SFAS 133 is effective for our fiscal year ending December 31, 2001. We do not currently hold any derivatives and do not expect this pronouncement to materially impact our results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". The SAB expresses the SEC's views on applying generally accepted accounting principles to revenue recognition in financial statements. We do not expect the application of the SAB to have a material impact on our financial statements, however, certain SEC staff interpretations of the SAB have not been published and may have an effect on the applicability of the SAB in relation to our consolidated financial statements.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". With the exception of certain provisions that required earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. We do not expect that the adoption of this interpretation will have a material impact on our financial statements.


Item 3. DESCRIPTION OF PROPERTIES

     Our principal executive offices are located at 20030 Century Boulevard, Suite 201, in Germantown, Maryland. We presently lease 7,147 square feet of office space in the Century XXI Office Complex in Germantown, Maryland, which is in the greater metropolitan Baltimore/Washington, D.C. area. The term of the lease commenced on December 17, 1999, and will terminate on December 16, 2004, subject to an option to renew.

     We also lease shared office space in Mississauga, Ontario, Canada, which is in the vicinity of Toronto. We use this office space for our sales and marketing and our Canadian developmental operations.


Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following tables set forth information, as of June 30, 2000, with respect to the following beneficial owners of our common stock for:

     o each person or group of persons, who we know beneficially own more than 5% of any class of our outstanding stock;
     o  each of our executive officers named in the Summary Compensation Table;
     o  each of our directors; and
     o  all executive officers and directors as a group.

     In general, under the SEC's rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security or has the power to dispose or direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days.

     At June 30, 2000, 22,954,500 shares of our common stock were issued and outstanding, along with approximately 2,892,000 shares reserved for issuance upon the exercise of outstanding options and warrants eligible for exercise into shares of common stock, or for issuance pursuant to employee stock awards, within 60 days. At June 30, 2000, we also had

2,066,667 issued and outstanding shares of Series A voting convertible preferred stock which is the only issued and outstanding series of preferred stock. 516,667 of these Series A shares are eligible for automatic conversion into shares of common stock at a conversion rate of 6:1, pursuant to the merger agreement and our amended Articles of Incorporation, as described in "Description of Securities - Preferred Stock", under Item 8.

     Unless otherwise indicated, the address for each listed stockholder is: c/o TEK DigiTel Corporation, 20030 Century Blvd., Suite 201, Germantown, Maryland 20874. To the best of our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common and Series A preferred stock.

     The following table provides information on the beneficial ownership of our securities as of June 30, 2000.

                                                                         Shares of
                                                      Percent            Series A
                                      Shares of          of            Convertible
                                       Common       Outstanding         Preferred         Percent of
                                        Stock         Shares of            Stock           Preferred      Total Percent of
     Name and Address of             Beneficially       Common          Beneficially       Series A            Voting
          5% Holder                     Owned          Stock(1)           Owned(2)           Stock          Ownership(3)
     -------------------             ------------   ------------       -------------      -----------     ----------------
Si Tsong Chang                           859,599         3.3%             286,533            13.9%              5.4%
13759 Saratoga Vista
Saratoga, CA 95070

Glocom, Inc.                           1,073,442         4.2%             357,813            17.3%              6.7%
20010 Century Blvd.
Suite 300
Germantown, MD  20874

Tseng Yun Tsai                        10,000,000(4)     38.7%               -0-              0.0%              31.2%
218 Sec. 2 Tun
Hwa S. Rd.
Taipei, Taiwan

Directors and Executive Officers

Enghe Chimood                            971,654         3.8%             323,884            15.7%              6.1%

Rocco DiCarlo                            300,000(5)      1.2%               -0-               0.0%              1.0%

Thomas Yang                            1,127,760(6)      4.4%             375,922            18.2%              7.0%

Ke-ou Chao                               896,462         3.5%             298,822            14.5%              5.6%

Executive Officers and                 3,295,876(5)(6)  12.9%             998,628            48.3%             19.7%
Directors, as a Group
(4 persons)

-----------------

(1) Percentage calculated based on 22,954,500 shares of common stock issued and outstanding and approximately 2,892,417 shares under option or warrant, exercisable within 60 days after June 30, 2000, or due for issuance pursuant to stock awards within 60 days after June 30, 2000. Calculation excludes common stock issuable upon conversion of preferred shares eligible for conversion.

(2) The Series A voting convertible preferred shares are eligible for conversion into shares of common stock at a rate of six shares of common stock for each share of preferred stock owned under certain conditions, as described under Item 8, "Description of Securities - Preferred Stock".

(3) Each share of Series A voting convertible preferred stock entitles its holder to cast three votes on every matter placed before stockholders for consideration. Each share of common stock entitles its holder to one vote. As a result, percentages are calculated based on a total of 6,200,001 votes for all outstanding Series A voting convertible preferred stock and 25,846,917 votes for common stock outstanding or under option or warrant, exercisable within 60 days after June 30, 2000.

(4) Includes currently exercisable warrants to purchase 2,000,000 shares of common stock at $0.65 per share.

(5) As of the date of this filing, Mr. DiCarlo has met the proposed performance criteria for the purchase of 300,000 shares under an option to purchase a total of 1,500,000 shares of common stock. The option to purchase the remaining 1,200,000 shares has not vested.

(6) Includes 400,000 shares owned individually by Mr.Yang's spouse and 200,000 owned by Mr. Yang as custodian for his minor son.

Item 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Management

     Our bylaws provide for a Board of Directors consisting of one to five directors. Currently, our Board consists of three directors. Each director, with the exception of Messrs. Chimood, Yang and Chao, our current directors, who will remain directors pursuant to their employment agreements until June 2002, is generally elected to serve for a one-year term, until the next annual meeting of stockholders and until his successor has been duly elected and qualified. The Board of Directors elects officers annually. Generally, officers serve at the Board's discretion, except that Messrs. Yang, Chimood and Chao each have an employment agreement to serve as officers until June 30, 2002. Also, we may enter into employment agreements with other officers.

     Pursuant to the merger agreement, Messrs. Thomas Yang, Enghe Chimood and Ke-Ou Chao are serving as directors and executive officers until July 6, 2001. In the merger agreement, the former ATC LLC members also agreed to vote all of their shares in favor of electing the above-mentioned persons to the Board of Directors through July 2001. The merger agreement also provided for the selection of a fourth director to serve for this three-year period following the merger. Mr. Robert Clarke originally served as the fourth director but resigned effective September 7, 1999, and has not been replaced.

     In addition, under the private placement subscription agreement with Tseng Yun Tsai, Mr. Tsai has the right to appoint one director to our Board of Directors annually and the right to appoint two directors to our Board of Directors annually upon the exercise of all of the warrants purchased by Mr. Tsai. Because Mr. Tsai has not yet exercised all of his warrants, at the 2000 annual meeting, he will have the right to appoint one director, subject to the approval of the stockholders.

Directors and Executive Officers

     The following table sets forth the names, ages and positions of our directors and executive officers.


                          Age as of
Name                    June 30, 2000                 Position
----                    -------------                 --------
Enghe Chimood                 46             Chief Executive Officer;
                                             Co-Chairman of the Board
Rocco DiCarlo                 44             President
Thomas Yang                   49             Chief Operating Officer;
                                             Co-Chairman of the Board
Ke-Ou Chao                    42             Vice President, Engineering; Chief
                                             Technical Officer; Director;
                                             Corporate Secretary

     The following descriptions set forth the length of service of each of our directors and executive officers and the principal occupations of these individuals during the past five years.

Enghe Chimood, Chief Executive Officer; Co-Chairman of the Board

     Mr. Chimood, one of our founders, has served as an executive officer of the company since our inception. He currently serves as our Chief Executive Officer. He is responsible for the overall management of the company and for the development of our hardware and manufacturing. He has extensive experience in the design and development of telecommunications products based on embedded distributed microprocessors. Prior to founding our company, Mr. Chimood spent more than 13 years in related senior management and technical management positions with Hughes Network Systems, GTE Telenet Communications Corporation, Pilot Research Associates and, most recently, Orbital Communications Corporation, where he was employed as a principal engineer. He holds a B.S. degree in Electrical Engineering from National Taiwan University and a M.S. degree in Computer Science from the Georgia Institute of Technology. Mr. Chimood also completed all the course work necessary to earn his Ph.D. in Engineering Administration from George Washington University, but has yet to prepare his doctoral dissertation.

Rocco DiCarlo, President

     Mr. DiCarlo joined our company in December 1998 as Vice President of Technology. In March 1999, he was appointed by the Board of Directors to serve as our President. Mr. DiCarlo is currently located in our Canadian office. We have not yet finalized an employment agreement with Mr. DiCarlo. As our President, Mr. DiCarlo is responsible for leading our overall vision and for product development, policy and strategy decisions. A 16-year veteran of Motorola, Inc., having spent more than 8 years in senior management positions, Mr. DiCarlo most recently served as Director of New Markets Development at Motorola's Internet and Networking Group. Mr. DiCarlo graduated from the University of Waterloo with a B.A.Sc. Electrical Engineering degree and a M.A.Sc. Management Sciences degree.

Thomas Yang, Chief Operating Officer; Co-Chairman of the Board

     Mr. Yang, one of our founders, currently serves as our Chief Operating Officer and has served our company in various executive capacities since our inception. Mr. Yang is responsible for our day to day management. Mr. Yang also provides marketing/sales support to the Pacific Rim countries of China, Taiwan, and Hong Kong due to his relationships with key individuals in these regions. Mr. Yang has extensive experience in the management, design, development and network integration of large-scale networking products, including digital and hybrid switching systems for packet-based wide area networks. Prior to founding our company, Mr. Yang amassed nearly 20 years of experience in voice and data communications, holding key management positions for industry leaders including Bell Atlantic, IBM, GTE and Data General. Mr. Yang was the Director of Engineering at I-NET from 1995 to 1996. He also recently served as Program Manager for Glocom, Inc. from 1996 to 1998. Mr. Yang received a B.S. Electrical Engineering degree from the University of Illinois and an M.S. Electrical Engineering degree from George Washington University.

Ke-Ou Chao, Vice President, Engineering; Chief Technical Officer; Director;
  Corporate Secretary

     Mr. Chao, one of our founders, currently serves as our Vice President of Engineering, Chief Technical Officer, and Corporate Secretary and is responsible for leading the development of all software for our products. Mr. Chao has extensive experience in the design, implementation and testing of telecommunication products based on embedded distributed microprocessors. In addition, Mr. Chao has extensive related experience, having spent more than 15 years in senior development and management positions at leading networking companies such as GTE Telenet, Hughes Network Systems, Data General and Pulsecom. Major accomplishments include developing TCP/IP, SONET, and ATM product lines. Mr. Chao received his M.S. Electrical Engineering degree from George Washington University.

Advisory Board

     On October 1, 1999, our Board of Directors authorized the establishment of a five member advisory board to assist our management team in shaping our business, technology, and product strategies. The role of the advisory board includes the following:

     o    provide strategic guidance to our management team;
     o solicit and present an objective "outside view" from peers in and out of the advisory board members' respective industries;
     o counsel management on a regular basis on issues such as organizational structure, infrastructure, governance, growth opportunities, market position and other issues vital to the success of the company; and
     o provide our management with leads on talented individuals needed to fill key positions.

     We anticipate that this group will be comprised of industry leaders and notable industry consultants who can lend their extensive industry and business experience to our management team. On November 29, 1999, the Board of Directors appointed Joseph A. Crupi as the first member of our advisory board. Mr. Crupi is the President and CEO of Telogy Networks, Inc., a Texas Instrument company. As compensation for his board membership, Mr. Crupi was granted an option to purchase 30,000 shares of our common stock with an exercise price of $.50 per share. Twenty-five percent, or 7,500, of the total number of options granted vest every three months beginning on November 29, 1999. Mr. Crupi also receives a $300 per diem for each advisory board meeting attended at our offices. Further, Mr. Crupi will be reimbursed for his travel expenses incurred in furtherance of our business.


Item 6. EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by, or paid to our Chief Executive Officer and our other officers by our company for their services in all capacities rendered during 1999 and 1998.

                           Summary Compensation Table

                                                                                             Long Term
                                                                                           Compensation:
                                                                                            Securities
                                                                                            Underlying
Name                  Principal Position(1)         Year         Salary        Bonus          Options
----                  ---------------------         ----         -------       -----        -----------
Enghe Chimood         Chief Executive               1999         $71,015         -                 -
                      Officer, Co-Chairman
                      of the Board

                                                    1998(2)       56,193         -                 -


Rocco DiCarlo         President                     1999         120,000         -                 -

                                                    1998(3)            -         -          1,500,000(3)



Thomas Yang           Chief Operating               1999          78,652         -                 -
                      Officer, Co-Chairman
                      of the Board

                                                    1998(2)       46,537         -                 -


Ke-Ou Chao            Vice President,               1999          70,769         -                 -
                      Engineering; Chief
                      Technical Officer;            1998(2)       56,193         -                 -
                      Director

----------------
(1)  The positions shown are the principal positions held during fiscal
     1999.
(2) This individual was a founder of and employed by ATC LLC prior to its merger with us on July 6, 1998. Compensation received from ATC LLC is not included above.
(3) Mr. DiCarlo was appointed Vice President in December 1998 but received no compensation until 1999. The terms and conditions of the long term compensation options granted to Mr. DiCarlo are more fully described below.

     The amount of other annual compensation received by each named executive officer consisted primarily of the use of company-owned vehicles and did not exceed either $50,000 or 10% of each executive's annual salary and bonus.

Excessive Compensation Prohibited

     Under the merger agreement, during the first year following the merger, no prior member of ATC LLC may receive annual compensation with a cash value exceeding $60,000. The agreement further provides that the compensation may be increased to $70,000 during the second year following the merger and that the Board may override these restrictions by unanimous vote based on extraordinary efforts. By the unanimous adoption of a resolution on September 30, 1998, the Board of Directors increased the $60,000 limit during the first year following the merger to $70,000, based on the extraordinary efforts of the prior members of ATC LLC. Messrs. Chimood, Yang and Chao are prior members of ATC LLC; Mr. DiCarlo is not a prior member of ATC LLC.

Option Grants and Option Exercises in Fiscal Year 1999 and Year-End Option
Values

     We did not grant any of the executives named above in the Summary Compensation Table any stock options in 1999; and, none of the named executives exercised any options during 1999. Rocco DiCarlo is the only named executive who currently owns stock options. On Mr. DiCarlo's date of employment, December 16, 1998, we agreed to grant Mr. DiCarlo options to purchase 1,500,000 shares of common stock at the exercise price of $.10 per share. These options vest upon the attainment of certain performance milestones, as follows:

     o 300,000 shares may be purchased upon Mr. DiCarlo's completion of our research and development plan.
     o 300,000 shares may be purchased upon our attainment of $1,250,000 in quarterly sales.
     o 300,000 shares may be purchased upon our attainment of $5,000,000 in quarterly sales.
     o 600,000 shares may be purchased upon our attainment of $7,500,000 in quarterly sales.

Mr. DiCarlo's options expire 10 years from the date of grant.

     As of December 31, 1999, Mr. DiCarlo had attained the first milestone and, as a result, the option to purchase 300,000 shares was exercisable. The remaining options to purchase 1,200,000 shares are currently unexercisable. Based on the fair market value of our common stock as of the end of 1999, the 300,000 exercisable options had an aggregate value of $441,000, and the 1,200,000 unexercisable options had an aggregate value of $1,764,000.

Directors' Compensation

     The directors receive no cash compensation for their services as directors. All of the members of the Board, Messrs. Chimood, Yang and Chao, are also executive officers and receive salaries and other compensation as described above.

1997 Employee Stock Compensation Plan

     Our predecessor, Diversified Technologies, Inc., adopted the 1997 Employee Stock Compensation Plan (the ESC Plan) for employees, officers, directors and advisors to the company on

January 18, 1997. The ESC Plan is attached to this registration statement as
Exhibit 10.5. Pursuant to the terms of the merger agreement, this plan remained in effect after the merger's effective date. Under the terms of this plan, 1,000,000 shares of common stock were reserved for issuance upon the grant of awards under this plan. The ESC Plan expires on January 17, 2002. The Board of Director's Compensation Committee (or the full Board) is responsible for the administration of the ESC Plan and has sole power to award common shares pursuant to the plan. Awards of ESC Plan shares may be made as compensation for services rendered, directly or in lieu of other compensation payable, as a bonus in recognition of past service or performance, or may be sold to eligible persons. ESC Plan shares awarded other than for services rendered may not be sold for less than their fair value on the grant date. As of June 30, 2000, 194,000 common shares had been awarded under this plan.

1997 Compensatory Stock Option Plan

     Our predecessor, Diversified Technologies, Inc., adopted the 1997 Compensatory Stock Option Plan (the CSO Plan) for employees on January 18, 1997. The CSO Plan is attached as Exhibit 10.4. Pursuant to the terms of the merger agreement, this plan remained in effect after the merger's effective date. Under the terms of the CSO Plan, as modified in 1999, 4,500,000 shares of common stock were reserved for issuance upon the exercise of options granted under this Plan and our 1999 New Hired Employee Stock Compensation policy. The CSO Plan provides for the issuance of non-statutory stock options that are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The plan expires on January 17, 2007. Our Board of Directors may appoint the Board's Compensation Committee (provided it consists of at least two members of the Board who are Non-Employee Directors) as administrator of this plan. Currently, the full Board is responsible for the duties allocated to the Compensation Committee. CSO Plan options will be granted at exercise prices determined by the Board of Directors, but the exercise price may not be less than 85% of the fair market value of the common stock on the date of the option grant. As of June 30, 2000, 2,282,250 stock options have been granted under this plan. On May 1, 1999, the Board of Directors, by resolution, authorized 3,000,000 shares of common stock to be issued and added to the CSO Plan, in conjunction with its establishment of the 1999 New Hired Employee Stock Compensation policy. The directors' unanimous written consent, which established a policy for awarding new employees stock and stock options, based on the ESC Plan and CSO Plan, is attached as Exhibit 10.6.

Employment Agreements

     On April 22, 1999, we entered into an executive employment agreement with Thomas Yang, and on January 20, 2000, we entered into executive employment agreements with Ke-Ou Chao and Enghe Chimood. The employment agreements are attached as Exhibits 10.1, 10.2 and 10.3. The agreements terminate on June 30, 2002, without a renewal option. During the term of the agreements,

     o Mr. Chimood shall serve as Chief Executive Officer and Co-Chairman of the Board;
     o Mr. Yang shall serve as Chief Operating Officer and Co-Chairman of the Board; and
     o Mr. Chao shall serve as Vice President, Engineering and Director.

The executives shall devote substantially all of their business time and effort to our business. Under the agreements, the executives receive the following annual base salaries:


                           Enghe Chimood         Thomas Yang         Ke-Ou Chao
                           -------------         -----------         ----------
April 22, 1999-                 N/A                $60,000,              N/A
 June 30, 1999                                    pro-rated

July 1, 1999 -                  N/A                $70,000               N/A
 June 30, 2000

January 20, 2000 -            $70,000,               N/A              $70,000,
 June 30, 2000               pro-rated                                pro-rated

July 1, 2000 -              $150,000(1)          $150,000(1)         $150,000(1)
 June 30, 2001

July 1, 2001 -                $170,000             $150,000           $150,000
 June 30, 2002

-------------
(1) In July 2000, this executive decided to defer $80,000 of his base salary, for the period beginning July 1, 2000 and ending June 30, 2001, until a later date.

     In addition, under the terms of the agreements, the above executives will also receive customary employee benefits which include health and life insurance and use of a company leased vehicle.

     The employment agreements also contain provisions in the event of the company's change of control or if the executive's employment is involuntarily terminated, without serious cause, as defined in the agreements, and without breach of the agreement's non-compete, confidentiality and certain other provisions, by the entity acquiring control of us.

     o We must pay the executive his earned but unpaid base salary and incentive compensation as of the date of termination; and

     o any shares of Series A voting convertible preferred stock owned by the executive will automatically convert into shares of our common stock.

     These executives must also maintain the confidentiality of certain information about the company and have agreed that any intellectual property they develop resulting from their services to the company will belong to us, the presumption being, as stated in the agreements, that any intellectual property developed or worked on by the executive at any time during his employment will be the result of his services under his employment agreement. The agreements also contain a non-compete provision, whereby the executives agree not to compete directly or indirectly with us during their employment and for two years following their termination of employment.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Apart from the employment agreements described under Item 6, and the issuance of stock, warrants and stock options to our directors and officers, as described elsewhere in this registration statement under Items 1, 4 and 6, we have not entered into and do not intend to enter into any material transactions with any of our directors, executive officers, principal stockholders, or their associates, except as described below.

     On August 28, 1999, Tseng Yun Tsai agreed to make a short-term, interest-free loan to us in the amount of $500,000. We used the proceeds of the loan for general corporate purposes, and the amount was deemed an advance toward the subscription price for our private placement offering of common stock to Mr. Tsai. On October 18, 1999, Mr. Tsai became our largest beneficial stockholder when he subscribed for 2,000,000 shares of common stock and for warrants to purchase 8,000,000 additional shares of common stock. The total purchase price of the shares and warrants was $1,000,000, and Mr. Tsai tendered the remaining subscription price. See Part II, Item 4.

     On July 19, 1999, we entered into a Memorandum of Understanding with ePHONE which is described in Item 1, "Dependence on a Few Major Customers". Robert Clarke was at that time one of our directors and the President of ePHONE.

Transactions with Promoters

     In July, 1998, we completed a merger with and into ATC Inc., a wholly-owned subsidiary of Diversified Technologies, Inc. The merger was a reverse acquisition and is accounted for as a recapitalization of ATC LLC with ATC LLC as the acquirer. Following the merger, the company's name was changed to TEK DigiTel Corporation. In the merger, Diversified Technologies, Inc. issued 6,200,000 shares of common stock and 2,06,667 shares of Series A voting convertible preferred stock in exchange for all outstanding equity interests in ATC LLC.

     A group of promoters, referred to as N. E. Group, helped to facilitate the merger. In a Memorandum of Understanding between ATC LLC and N. E. Group, dated March 22, 1998, N. E. Group agreed to assist ATC LLC in "going public" and in fund raising. Specifically, N. E. Group stated its commitment to raise, on a best efforts basis, a private placement of $1.0 million, as well as certain additional capital funding. The $1.0 million private placement was later included in the merger agreement as the threshold amount of capital necessary to be raised within certain timeframes to prevent the automatic conversion of each Series A voting convertible preferred share into six shares of common stock. Through the merger transactions with Diversified Technologies, Inc., later TEK DigiTel Corporation, N. E. Group was able to meet its goal of helping ATC LLC "go public" because Diversified Technologies, Inc. was a publicly traded company on the OTC BB.

     Pursuant to an amendment to the ATC LLC operating agreement, dated June 1, 1998, and agreed to by ATC LLC's prior members and the promoters, each promoter received a membership interest in ATC LLC immediately prior to the merger, such interest being converted into our shares at the effective time of the merger transactions. The already-existing members of ATC LLC agreed to decrease their own membership interests in order to grant these promoters membership interests in ATC LLC for their services.


Item 8. DESCRIPTION OF SECURITIES

     Our authorized capital stock consists of an aggregate of 70,000,000 shares of all classes. Fifty million (50,000,000) shares are designated as common stock and twenty million (20,000,000) shares are designated as preferred stock, all without par value.

     Once duly issued for consideration called for, all shares of common stock and preferred stock are considered fully paid and non-assessable, provided the company has received a binding legal obligation of the purchaser for any balance due. Also, so long as the Board of Directors has not established a particular class or series of common or preferred stock, the Board of Directors may amend the voting rights, preferences and other rights of stockholders.

Common Stock

     Our articles of incorporation authorize us to issue 50,000,000 shares of common stock, of which 22,954,500 shares were issued and outstanding as of June 30, 2000. The Board of Directors may issue shares of common stock without stockholder approval, as long as authorized but unissued shares are available.

     The Board of Directors also has the authority to issue any class or series of common stock and to determine the powers, preferences and rights of the shares of such class or series. The common stock may have such voting powers and other preferences and rights as the Board of Directors may determine. Unless otherwise determined by the Board of Directors at the time of issuing common shares, each common share shall be the same class, without any designation, preference or other special rights, and shall have unlimited voting rights, each holder of record being entitled to one vote for each share. The Board of Directors has not issued a class or series of common stock nor issued any common stock with voting rights different from the standard right to one vote per share. The holders of the currently outstanding common shares are entitled to one vote for each share held on all matters presented to them. The affirmative vote of the majority of the shares is sufficient to effect any corporate action upon which stockholders may or must vote. Shares of common stock do not carry cumulative voting rights. Thus, holders of more than 50% of the shares have the power to elect all directors and, as a practical matter, to control the company. Stockholders are not entitled to preemptive rights, and the shares are not subject to redemption. Under our bylaws, the Chairman of the Board, the President, a majority of the Board of Directors, or stockholders holding in the aggregate at least 10% of the outstanding common stock may call a special meeting of stockholders.

     Common stockholders are entitled to receive, pro rata, dividends when and as declared by the Board out of funds legally available. We may only pay dividends to common stockholders after paying any required dividends on preferred stock. Currently, the Series A voting convertible preferred stockholders are entitled to share proportionately in dividends on common stock. Also, prior to paying dividends on the common stock, we may be required to set aside sums in a sinking fund for the purchase or redemption of shares of any class or series of preferred stock. Currently, no sinking fund provision exists. Upon our liquidation, dissolution or winding up, the common stockholders are entitled to share ratably in our assets legally available for distribution to our stockholders after payment of liabilities and after payment to preferred stockholders.

Preferred Stock

     Under our articles of incorporation, the Board of Directors has the authority to issue any class or series of preferred stock and to determine the powers, preferences and rights of the shares of such class of series. Rights and preferences which the Board of Directors may determine upon issuing a class or series of preferred shares include:

     o   the rate of dividend,
     o   preferential dividend rights over other series of preferred shares,
     o   redemption rights,
     o   provision for a sinking fund for the redemption or purchase of shares,
     o   rights upon liquidation, and
     o   conversion rights.

     The preferred stockholders are entitled to receive all dividends declared by the Board of Directors in preference to the common stock holders. So long as any shares of preferred stock are outstanding, we may not

     o   pay a dividend on common stock,
     o   make a distribution on common stock,
     o   purchase or redeem any common stock

unless all dividends on all classes and series of preferred stock with respect to all past dividend periods and the current dividend period have been paid and unless we have met our obligations under any sinking fund provision.

     In the event of dissolution or liquidation, the holders of shares of each class or series of preferred stock outstanding are entitled to receive out of our net assets, in accordance with any preferences between the series and classes, the amount per share as fixed by the Board of Directors, prior to any distribution or payment to the common stock holders.

     Except as otherwise provided by the Board of Directors, the shares of preferred stock have no voting power with respect to any matter whatsoever.

Series A, Voting Convertible Preferred Stock

     The Board of Directors of our predecessor, Diversified Technologies, Inc., designated, pursuant to the Wyoming Business Corporation Act and its Articles of Incorporation, a total of 2,100,000 shares of its authorized but unissued shares of Preferred Stock as the Series A, Voting Convertible Preferred Stock, par value $.001 per share (the Series A preferred stock). At the effective date of the merger, July 7, 1998, TEK issued 2,066,667 shares of the Series A preferred stock to the members of ATC LLC, along with 6,200,000 shares of common stock, in exchange for the member's ownership interests in ATC LLC. As of June 30, 2000, 2,066,667 preferred shares were issued and outstanding. Shares of Series A preferred stock may be issued for any consideration as the Board may determine, whether cash, property or other assets. Once duly issued for the consideration called for, shares of the Series A preferred stock are considered fully paid and non-assessable.

     The Series A preferred stockholders are not entitled to receive any dividends. However, if a dividend is declared on our common stock or on any series of preferred stock ranking equal or junior to the Series A preferred stock, then Series A preferred stockholders are entitled to receive a proportional share of the dividend, based upon the proportion of the number of shares of Series A preferred stock then outstanding to the total number of shares of common and preferred stock entitled to share in the dividend.

     The shares of Series A preferred stock are not subject to redemption. Each share of Series A preferred stock may, subject to all terms and conditions and subject to adjustment, be converted, at the option of the holder, into six fully paid, non-assessable shares of common stock, no par value per share. When issued, each share of Series A preferred stock was subject to four conversion conditions. The conversion conditions need not be satisfied in any particular order, nor is the satisfaction of any conversion condition dependent upon the prior satisfaction of any other conversion condition. The Series A preferred stock shares were also subject to an automatic conversion provision which provides that shares of Series A preferred stock be converted into six shares of common stock if certain capital-raising conditions were not met by a set date. However, by unanimous written agreement, on April 24, 2000, all of the Series A preferred stockholders waived their right to immediately convert their Series A preferred stock into shares of common stock and instead agreed to be bound by the conversion rates and the conditions as set forth in the table below. The Waiver of Conversion Rights of Series A Preferred Stockholders is attached as
Exhibit 4.4. At this time, the first conversion provision has been triggered; but, no Series A preferred stock shares have been converted into shares of common stock.

         Each share of Series A preferred stock may be converted into six fully paid, non-assessable shares of common stock, subject to the following conversion conditions:

                                                                     Conversion
                      Conversion Conditions*                            Rate                Status
                      ----------------------                         ----------             ------
o    1/4 of the shares of Series A preferred stock held may be           6:1          Condition achieved in
     converted when our two-port Voice Server has                                     May 1999
     successfully completed original beta testing by a customer, as evidenced by the customer's final written acceptance
     specifying all testing carried out and test results.**

o    1/4 of the shares of Series A preferred stock held may be           6:1          Condition not achieved
     converted when our four-port Voice Server has                                    as of June 30, 2000
     successfully completed original beta testing by a customer, as evidenced by the customer's final written acceptance
     specifying all testing carried out and test results.**

o    1/4 of the shares of Series A preferred stock held may be           6:1          Condition not achieved
     converted when the company and all subsidiaries have on                          as of June 30, 2000
     a combined basis achieved an aggregate of $5,000,000 in
     booked sales, evidenced by firm purchase orders, firm
     distribution agreements, license agreements, royalty
     agreements or other written agreements committing
     contracting parties to purchase a minimum specified dollar amount of product (collectively, the "Sales Agreements"),
     subject to no condition, contingency or limitations other
     than product delivery and satisfying technical
     specifications made part of the Sales Agreements.***

o    1/4 of the shares of Series A preferred stock held may be           6:1          Condition not achieved
     converted when the company and all subsidiaries have on                          as of June 30, 2000
     a combined basis achieved an aggregate of $10,000,000 in
     booked sales, evidenced by Sales Agreements that are not
     subject to any condition, contingency or limitation other
     than product delivery and satisfying technical
     specifications made part of the Sales Agreements.***


                                                                      Conversion
                  Conversion Conditions*                                 Rate                  Status
                  ----------------------                              ----------               ------
o    Automatic Conversion at Maximum Conversion Rate.                    6:1          Condition triggered
     Notwithstanding the provisions above, if the Company has                         as of March 8, 1999, but
     not realized $1,000,000 in cash or other value from an                           waived by unanimous
     securities prior to offering of our deduction of                                 written agreement of all
     deduction of offering-related expenses and other non-                            Series A preferred
     operating expenses not to exceed $100,000, (the                                  stockholders on April 24,
     Qualifying Amount) within  6 months following the date                           2000
     of original issuance of the Series A preferred stock (July 7,
     1998), then each share of Series A preferred stock shall,
     automatically and without any requirement to satisfy any
     conversion conditions and without need of any further
     action on the part of holders of Series A preferred stock
     except to surrender the Series A preferred stock
     certificates to the company's secretary for conversion, be converted into and thereafter represent 6 shares of our
     common stock; provided however, that if on the date
     which is 6 months following the original issue date, a total of at least $650,000 has then been realized by the
     company in cash or other value from an offering of our
     securities prior to deductions, then the six-month period in which the company must raise the Qualifying Amount
     shall be extended to 8 months following the original issue date.

----------------
* The four conversion conditions need not be satisfied in any particular order, nor is the satisfaction of any conve rsion condition dependent upon the prior satisfaction of any other conversion condition.

** In addition to the customer's final written acceptance as called for, our full board of directors must by unanimous vote determine that the customer's beta testing occurred as represented in the final written acceptance and that such testing was reasonably appropriate to evaluate fitness of the tested device for its intended use.

*** In addition to the booked sales required, our full board of directors must by unanimous vote determine that all Sales Agreements which evidence the booked sales are valid, arm's length agreements and appropriate to our operations.

     The shares of common stock into which shares of Series A preferred stock are converted will not be registered under the Securities Act of 1933 (the Act). Rather, they will be issued in reliance on Section 4(2) of the Act or Rule 505 or Rule 506 of Regulation D under the Act, or Regulation S under the Act or any other available exemption from registration. Conversion occurs on the date a Series A preferred stock certificate is presented to our corporate secretary or registrar and transfer agent, properly endorsed and accompanied by the appropriate fee payable for issuance of the conversion shares.

    In the event we voluntarily or involuntarily liquidate, dissolve or wind up, the Series A preferred stockholders will be subordinate to all of our creditors claims and to claims of the holders of every series of our preferred stock ranking senior upon liquidation to the Series A preferred stock, but are otherwise entitled to receive a liquidation preference, before any payment is made to common stockholders or any series of preferred stock ranking junior to the Series A preferred stock. After the payment of any liquidation and any liquidation preferences payable to holders of any other series of preferred stock, the Series A preferred stockholders share ratably with the common stockholders and all series of preferred stock ranking on a parity with or junior to the Series A preferred stock our assets available for distribution to our stockholders.

     Series A preferred stockholders are entitled to vote in elections of directors and on other matters generally as to which our stockholders may vote. Each share of Series A preferred stock is entitled to cast three votes on every matter placed before stockholders. The shares of Series A preferred stock vote with the common shares and not as a separate class. Any matter which requires the approval of the Series A preferred stockholders requires only the affirmative vote of a majority of the votes cast by the holders of those shares, voting as a separate class, at any lawful meeting of those holders which commences with a quorum; or, if those shares vote by means of written consent in lieu of a meeting, the concurrence of only a majority of the Series A preferred stockholders is necessary.

Units

     Pursuant to the merger agreement, we sold and issued 1,600,000 units at a price of $.10 per unit, each unit consisting of

     o  one share of common stock;
     o one Class A common stock purchase warrant exercisable until April 30, 1999 to purchase one share of common stock at a price of $.12 per share;
     o one Class B common stock purchase warrant exercisable until April 30, 1999 to purchase one share of common stock at a price of $.16 per share; and
     o one Class C common stock purchase warrant exercisable until April 30, 1999 to purchase one share of common stock at a price of $.22 per share,

all intended to raise funds for operations.

     All of these classes of warrants were exercised for an aggregate price of $800,000.

Warrants

     Class D, Class E, Class F and Class G Warrants

     Pursuant to a unit subscription agreement we entered into with Mr. Tseng Yun Tsai, dated October 18, 1999, Mr. Tsai subscribed for 2,000,000 units for a total price of $1,000,000. Each unit consists of one common share and:

     o one Class D Warrant, entitling the holder to purchase a further share at an exercise price of U. S. $.50 per share until November 30, 1999;

     o one Class E Warrant, entitling the holder to purchase a further share at an exercise price of U. S. $.50 per share until March 31, 2000;

     o one Class F Warrant, entitling the holder to purchase a further share at an exercise price of U. S. $.60 per share until August 31, 2000; and

     o one Class G Warrant, entitling the holder to purchase a further share at an exercise price of U. S. $.65 per share until August 31, 2001.

     The warrants are subject to the terms and conditions contained in the subscription agreement. The subscription agreement provides for an appropriate adjustment in class and number of warrant shares issuable pursuant to any exercise thereof upon the occurrence of certain stated events including any subdivision, consolidation or reclassification of common shares.

     The shares forming part of the units, the warrants and the warrant shares have not been registered under the Act or under the securities laws of any state and, therefore, cannot be resold unless they are registered or exempt from such registration.

     As of June 30, 2000, Mr. Tsai has exercised all of the Class D, E and F warrants.

Anti-Takeover Provisions

     The Wyoming Business Corporation Act and our articles of incorporation provide numerous provisions that may be deemed to be anti-takeover in nature, both as to purpose and effect.

     The overall effect of the various anti-takeover provisions might be to deter a tender offer that a majority of our stockholders might view to be in their best interests. The offer could include, among other things, a substantial premium over the market price at that time. In addition, anti-takeover provisions may have the effect of assisting our current management in retaining its position and placing it in a better position to resist changes that stockholders want to make if they were dissatisfied with the conduct of our business.

Articles of Incorporation

     Our articles of incorporation contain a number of provisions that could be considered anti- takeover in purpose and effect. These provisions include:

     o   the authorization of 50,000,000 shares of common stock;

     o   the authorization of 20,000,000 shares of preferred stock; and

     o the lack of preemptive rights for our stockholders to subscribe to purchase additional shares of stock on a pro rata basis.

     The additional shares of common and preferred stock and the decision not to provide stockholders with preemptive rights to the stock provide our Board of Directors with as much
                                       58
flexibility as possible to issue additional shares, without further stockholder approval, for proper corporate purposes, including:

     o  financing

     o  acquisitions

     o  stock dividends

     o  stock splits

     o  employee incentive plans

     o  other similar purposes

     Another provision that could be considered "anti-takeover" in nature is the decision not to provide for cumulative voting with respect to the election of directors, as is permitted by the Wyoming Business Corporation Act. Cumulative voting entitles each stockholder to as many votes as equal the number of shares owned by him multiplied by the number of directors to be elected. A stockholder may cast all of these votes for one candidate or distribute them among any two or more candidates. The Board of Directors believes that each director should represent and act in the interest of all stockholders and not any special group of stockholders. The absence of cumulative voting means that a majority of the outstanding shares can elect all the members of the Board of Directors. Although we have approximately 61 stockholders of record, the Board of Directors recognizes that the absence of cumulative voting makes it more difficult to gain representation on the Board of Directors.

Securities Laws

     By filing this registration statement and registering our common stock with the SEC under Section 12(g) of the Securities Exchange Act of 1934, we will become subject to the periodic reporting, proxy solicitation and insider trading requirements of the Securities Exchange Act. In addition, we will become subject to the registration and prospectus delivery requirements of the Securities Act of 1933 and to similar requirements under state securities laws. Our executive officers, directors and those who are beneficial owners of more than 10% of our issued and outstanding shares of common stock will become subject to restrictions affecting their right to sell their shares of common stock. Specifically, each of these persons will become subject to the beneficial ownership reporting requirements under the short-swing profit recapture provisions of Section 16 of the Securities Exchange Act and may sell shares of our common stock only:

     o  in compliance with the provisions of SEC Rule 144;

     o in compliance with the provisions of another applicable exemption from the registration requirements of the Securities Act of 1933; or

     o pursuant to an effective registration statement filed with the SEC under the Securities Act of 1933.

                                     PART II


Item 1. MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     Our common stock is currently quoted on the National Quotations Bureau's Electronic Quotation Service ("Pink Sheets") under the trading symbol TEKI. Prior to April 20, 2000, our common stock was quoted on the OTC Bulletin Board, a service provided by the NASDAQ Stock Market, Inc. Our common stock was removed from the OTC BB in accordance with NASD Market Rule 6530, requiring that we register our common stock with the SEC. We intend to re-list our common stock on the OTC BB after the SEC has completed its review of this Form 10-SB and any required amendments. As of June 30, 2000, we had 53 holders of record of our common stock. Approximately one-third of our 22,954,500 outstanding shares were held in street name by an unknown number of beneficial owners. We believe the principal market area for our stock is the United States, although we also have investors in Canada and Taiwan.

     The following table sets forth the high and low bid prices for our common stock as reported for each quarterly period since it began trading on the OTC BB in August 1998. Prior to the merger, the common stock of Diversified Technologies, Inc. was not actively traded; and, therefore, no price information is available. The prices are inter-dealer prices, do not include retail mark up, mark down or commission and may not necessarily represent actual transactions.


                                  Market Price

         2000                       High                  Low
         ----                       ----                  ---
     First Quarter                 $4.50                 $1.40
     Second Quarter                 1.38                   .94

         1999                      High                  Low
         ----                      ----                  ---
     First Quarter                 $1.25                 $.44
     Second Quarter                  .85                  .43
     Third Quarter                   .77                  .51
     Fourth Quarter                 2.25                  .49

         1998                      High                  Low
         ----                      ----                  ---
     Third Quarter                 $.94                  $.46
     Fourth Quarter                1.75                   .51

     On June 30, 2000, the closing quotation for our common stock as reported in the Pink Sheets was $1.22. You should obtain current market quotations for our common stock because the market price of our stock may fluctuate greatly. You can obtain these quotations from various websites or by calling your broker.

Dividend Policy

     We have never declared or paid a cash dividend on our common or preferred stock, and do not intend to pay any cash dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Paying dividends in the future will depend upon, among other things, our ability to generate earnings, need for capital and overall financial condition.


Item 2. LEGAL PROCEEDINGS

     We are not a party to any pending legal proceedings, nor are our directors or officers. We have no knowledge of any pending legal proceedings to which those parties owning 5% or more of our stock are a party. We are not aware of any legal proceedings contemplated, or threatened by or against us.


Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     On April 21, 2000, our Board of Directors unanimously approved the change of our independent accountants for the audits of our consolidated financial statements for the years ended December 31, 1998 and 1999, from Reznick Fedder & Silverman (Reznick) to Grant Thornton, LLP, and on June 1, 2000, we engaged Grant Thornton, LLP as our independent accountants.

     Reznick served as the independent accountant for both ATC LLC, prior to the merger with Diversified, and for Diversified. The reports of Reznick for the fiscal years ended December 31, 1997, for both ATC LLC and Diversified, contained no adverse opinions, disclaimer of opinions or qualification or modification as to uncertainty, audit scope or accounting principles. However, such reports did contain explanatory paragraphs relating to each company's ability to continue as a going concern.

     Following the merger, we engaged Reznick as our independent accountant to conduct audits of our December 31, 1998 and 1999 consolidated financial statements. On April 21, 2000, our board of directors unanimously agreed to dismiss Reznick as our independent accountants, prior to their completion of these audits.

     During the fiscal years ended December 31, 1998 and December 31, 1999, and the interim period from January 1, 2000 through April 21, 2000, we had no disagreements with Reznick on any accounting principles or practices, financial statement disclosures or auditing scope or procedure, which, if not resolved to the satisfaction of Reznick would have caused them to make reference to the subject matter of the disagreement in connection with their reports. No event described in paragraph (a)(1)(iv) of Item 304 of Regulation S-B promulgated by the SEC has occurred within our fiscal years ending December 31, 1998 and December 31, 1999, or the period from January 1, 2000 through April 21, 2000.

     We did not consult with Grant Thornton during the fiscal years ended December 31, 1998 and December 31, 1999, and the interim period from January 1, 2000 through June 1, 2000 on any matter which was the subject of any disagreement or any reportable event or on the application of accounting principles to a specified transaction, either completed or proposed.


Item 4. RECENT SALES OF UNREGISTERED SECURITIES

     The following table sets forth sales of our securities from the date of the merger through June 30, 2000 without registration under the Securities Act of 1933. Prior to the merger with ATC LLC, our predecessor, Diversified Technologies, Inc., sold 1,000,000 shares of its common stock pursuant to Regulation D, Rule 504 for $245.

                                                Amount
                                                 Sold                                                          Persons/
                              Title of           (# of         Total Offering         Exemption            Class of Persons
      Date                    Security          shares)             Price             Relied Upon            to Whom Sold
      ----                    --------          -------        --------------         -----------          -----------------
July 7, 1998                Common Stock         6,200,000     None - Issued        Rules 505/506         Members of ATC LLC
                                                                pursuant to
                                                                   Merger
                                                                 Agreement
July 7, 1998               Series A Voting       2,066,667     None - Issued        Rules 505/506         Members of ATC LLC
                             Convertible                        pursuant to
                           Preferred Stock                         Merger
                                                                 Agreement

July, 1998 -                Common Stock         6,400,000       $1,000,000        Reg. D/Rule 504       Certain Prior Members
April, 1999                                                                                               of ATC LLC and John
                                                                                                       D. Brasher, Jr., Esquire
                                                                                                                  (1)

August 28, 1998             Common Stock           155,000     None-Employee      sec. 4(2) Private             Employees
                                                                Stock Award            Offering
                                                                 under 1997
                                                               Employee Stock
                                                                Compensation
                                                                    Plan

August 6, 1999              Common Stock           125,000        $50,000               Reg. S               Wen-Tsung Wu

October 18, 1999            Common Stock         2,000,000       $1,000,000             Reg. S              Tseng Yun Tsai

November 22, 1999           Common Stock         2,000,000     $1,000,000(2)            Reg. S              Tseng Yun Tsai

                                                Amount
                                                 Sold                                                          Persons/
                              Title of           (# of         Total Offering         Exemption            Class of Persons
      Date                    Security          shares)             Price             Relied Upon            to Whom Sold
      ----                    --------          -------        --------------         -----------          -----------------
Various dates in            Common Stock            37,000     None- Employee      sec. 4(2) Private             Employer
1999                                                            Stock Award            Offering
                                                                 under 1997
                                                               Employee Stock
                                                                Compensation
                                                                    Plan

Various dates in            Common Stock            32,500    $3,250 (Exercise     sec. 4(2) Private        Employees/Consultants
1999                                                          of Stock Options         Offering
                                                                at $.10 per
                                                                   share)

January 26, 2000            Common Stock         2,000,000     $1,000,000(2)            Reg. S              Tseng Yun Tsai

June 20, 2000               Common Stock         2,000,000     $1,200,000(2)            Reg. S              Tseng Yun Tsai

-------------
(1) These ATC LLC Members include Goa Telengut, Pierre Theberge, Robert G. Clarke, Vista Capital Corporation, First Atlantic Equities Ltd., Mirmar Investments Ltd., Christopher Cory and Canadian Energy Funding, Inc. Mr. Brasher was the attorney for Diversified Technologies, Inc. and provided legal services relating to the merger with ATC LLC.

(2) Mr. Tsai exercised 2,000,000 Class D warrants, 2,000,000 Class E warrants and 2,000,000 Class F warrants, pursuant to his private placement subscription agreement dated October 18, 1999.

Private Placement Subscription for Common Stock by Tseng Yun Tsai

     In a private placement of our securities, exempt under Regulation S from the registration requirements of the Securities Act of 1933, Tseng Yun Tsai, a citizen and resident of Taiwan, R.O.C., a non-affiliate, entered into a subscription agreement with us on October 18, 1999, whereby Mr. Tsai agreed to purchase 2,000,000 shares of our common stock at a purchase price of $.50 per share and the following detachable warrants:

     o 2,000,000 Class D Warrants entitling Mr. Tsai to purchase the same number of shares of common stock at an exercise price of $.50 per share until November 30, 1999;

     o 2,000,000 Class E Warrants entitling Mr. Tsai to purchase the same number of shares of common stock at an exercise price of $.50 per share until March 31, 2000;

     o 2,000,000 Class F Warrants entitling Mr. Tsai to purchase the same number of shares of common stock at an exercise price of $.60 per share until August 31, 2000; and

     o 2,000,000 Class G Warrants entitling Mr. Tsai to purchase the same number of shares of common stock at an exercise price of $.65 per share until August 31, 2001.

     Under the subscription agreement, Mr. Tsai has the right to appoint one director to our Board of Directors annually upon completion of the offering and the right to appoint two directors to our Board of Directors annually upon the exercise of all of the warrants he purchased.

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Wyoming law, our articles of incorporation provide that we may indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether formal or informal by reason of the fact that he is or was or has agreed to become a director, officer, employee or agent of ours, or is or was serving or has agreed to serve at our request, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or admitted in such capacity against costs, charges, expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, have no reasonable cause to believe his conduct was unlawful. To the extent that a director, officer, or employee of the corporation has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit or proceeding, or in defense of any claim, issue, or matter therein, he may be indemnified against all costs and expenses (including attorneys' fees) actually and reasonably incurred by him or on his behalf in connection therewith. We may also bear the costs, charges and expenses incurred by a person in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. These expenditures could be substantial and may not be recouped, even if we are so entitled. In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exceptions to Indemnification Rights

     We are not obligated, pursuant to the terms of our articles of amendment:

     o to indemnify or advance expenses to any person with respect to proceedings or claims initiated or brought voluntarily by him or her and not by way of defense, except with respect to proceedings brought to establish or enforce a right to indemnification under our articles of incorporation or any other statute or law or otherwise as required under the Wyoming Business Corporation Act, such indemnification or advancement of expenses may be provided by the corporation in specific cases if the board of directors finds it to be appropriate;

     o to indemnify any person for any expenses incurred by him or her with respect to any proceedings instituted by him or her to enforce or interpret our articles of incorporation, if a court of competent jurisdiction determines that each of the material assertions made by him or her in such proceedings was not made in good faith or was frivolous;

     o to indemnify any person for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA, excise taxes or penalties, and amounts paid in settlement) which have been paid directly to him or her by an insurance carrier and a policy of officers', directors' liability insurance maintained by the corporation; or

     o to indemnify any person for expenses or the payment of profits arising from the purchase and sale by him or her of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, or any similar or successor statute.

Exclusion of Director Liability

     Pursuant to Wyoming law, our articles of incorporation exclude personal liability on the part of our directors to us or any stockholder for monetary damages for breach of his fiduciary duty as a director, except for liability for:

     o   any breach of a directors' duty of loyalty to us or our stockholders,

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     o   for improper payment of dividends, or

     o for any transaction from which the director derives an improper personal benefit. This exclusion of liability does not limit any right with which a director may have to be indemnified and does not affect any directors' liability under federal or applicable state securities laws.

                       WHERE YOU CAN FIND MORE INFORMATION

         Prior to filing this registration statement, we were not subject to the informational requirements of the Securities Exchange Act of 1934, and, thus, have not previously filed reports, proxy statements and other information with the Securities and Exchange Commission. However, after the effective date of this registration statement, our subsequent reports, proxy statements and other information required to be filed with the SEC will be available for inspection and copying at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer with the SEC. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's web site is:
http://www.sec.gov.  Our web site address is:  http://www.tekdigitel.com.
                                               --------------------------
                                       65

     You should rely only on the information contained in this registration statement or to which we have referred you. We have not authorized anyone to provide any information or to make any representation that is different. The information in this registration statement is only accurate as of the date of this registration statement.

                                    PART F/S

                             TEK DIGITEL CORPORATION
                              FINANCIAL STATEMENTS


INDEPENDENT AUDITORS' REPORT................................................F-2

CONSOLIDATED BALANCE SHEETS.................................................F-3

CONSOLIDATED STATEMENTS OF OPERATIONS.......................................F-4

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY.............................F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS.......................................F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..................................F-7

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of TEK DigiTel Corporation

We have audited the accompanying consolidated balance sheet of TEK DigiTel Corporation and subsidiary (the "Company") as of December 31, 1999, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the two years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of TEK DigiTel Corporation and subsidiary as of December 31, 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



/s/ Grant Thornton, LLP
-----------------------
Vienna, Virginia
July 3, 2000

                       TEK DIGITEL CORPORATION
                     CONSOLIDATED BALANCE SHEETS


                                                   December 31,      March 31,
                                                       1999             2000
                                                   ------------     -----------
                                                                    (unaudited)
Asset
Current Assets:
  Cash                                             $   477,682      $   690,902
  Accounts receivable                                   34,385          107,389
  Inventory                                            371,432          337,244
  Prepaid expenses and other current assets            171,563          155,560
                                                   -----------      -----------
     Total Current Assets                            1,055,062        1,291,095

Property and equipment, net                             66,877           81,804

Other assets                                           102,973           87,573
                                                   -----------      -----------
                                                   $ 1,224,912      $ 1,460,472
                                                   ===========      ===========
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable                                 $   169,873      $   135,984
  Accrued expenses                                      89,223           93,633
  Unearned revenue                                     269,200          251,300
                                                   -----------      -----------
Total Current Liabilities                              528,296          480,917
                                                   -----------      -----------
Commitments and Contingencies                                -                -

Stockholders' Equity:
  Preferred stock, no par value, 20,000,000 shares     435,798          435,798
     authorized, of which 2,100,000 has been
     designated as convertible Series A voting preferred stock. At both December 31, 1999 and March 31, 2000, 2,066,667 shares of convertible Series A voting preferred stock were issued and outstanding.

  Common stock no par value, 50,000,000 shares       3,362,353        4,362,853
     authorized, 18,949,500 and 20,954,500 shares
     issued and outstanding at December 31, 1999 and March 31, 2000, respectively.

  Other - stock options                                631,325          631,325

  Deferred compensation                               (343,438)        (299,517)

  Accumulated deficit                               (3,389,422)      (4,150,904)
                                                   -----------      -----------

     Total Stockholders' Equity                        696,616          979,555
                                                   -----------      -----------
                                                   $ 1,224,912      $ 1,460,472
                                                   ===========      ===========


The accompanying notes are an integral part of these consolidated financial statements.

                      TEK DIGITEL CORPORATION
               CONSOLIDATED STATEMENTS OF OPERATIONS


                                               December 31,                         March 31,
                                     ------------------------------       -----------------------------
                                         1998              1999              2000               1999
                                     -----------        -----------       -----------       -----------
                                                                          (Unaudited)       (Unaudited)
Revenues:

  Product sales                      $         -        $    56,399        $  148,800        $    2,400
  License revenue                              -            150,000                 -                 -
  Contract sales - related party          60,832                  -                 -                 -
  Contract sales - other                  12,570              8,000                 -                 -
                                     -----------        -----------       -----------       -----------
    Total revenue                         73,402            214,399           148,800             2,400
                                     -----------        -----------       -----------       -----------

Operating expenses:
  Cost of sales                           31,470             67,590           103,555             2,325
  Sales and marketing                     29,614            652,817           146,758            16,501
  General and administrative             493,033            651,423           372,333           158,176
  Research and development               611,498          1,012,934           289,556           294,354
                                     -----------        -----------       -----------       -----------
    Total operating expenses           1,165,615          2,384,764           912,202           471,356
                                     -----------        -----------       -----------       -----------

Loss from operations                  (1,092,213)        (2,170,365)         (763,402)         (468,956)

Other income                              10,221              8,277             1,920               265
                                     -----------        -----------       -----------       -----------

Net loss                             $(1,081,992)       $(2,162,088)      $  (761,482)      $  (468,691)
                                     ===========        ===========       ===========       ===========

Net loss per share:
  Basic and diluted                  $     (0.15)       $     (0.14)      $     (0.04)      $     (0.03)
                                     ===========        ===========       ===========       ===========
  Weighted average common shares
    outstanding - basic and diluted    6,994,648         15,383,154        20,393,951        13,817,174
                                     ===========        ===========       ===========       ===========

The accompanying notes are an integral part of these consolidated financial statements.

                             TEK DIGITEL CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                            Preferred Stock           Common Stock
                                          --------------------   -----------------------
                                                                                            Other-      Accum-
                                                       No Par                    No Par     Stock       ulated
                                            Shares      Value      Shares        Value     Options      Deficit
                                          ---------   --------   ----------   ----------   --------   -----------
Balance, January 1, 1998                  1,642,977   $178,467    4,928,917   $   89,233   $      -   $  (145,342)
Sale of ATC Group LLC interest for
  cash, converted to capital stock          217,026    133,333      651,083       66,667          -             -
Issuance of shares pursuant to the
  merger with Diversified
  Technologies, Inc.                                              1,000,000          245          -             -
Issuance of shares for services             206,664    123,998    1,620,000       87,000          -             -
Sale of common stock units for cash                               1,600,000      160,000          -             -
Exercise of common stock purchase
  warrants                                                        2,422,976      386,205          -             -
Issuance of common stock to employees                               155,000       85,250          -             -
Recognition of deferred compensation
  on stock options                                                                          347,850             -
Amortization of deferred compensation                                                             -             -
  Net loss                                                                                        -    (1,081,992)
                                          ---------   --------   ----------   ----------   --------   -----------
Balance, December 31, 1998                2,066,667    435,798   12,377,976      874,600    347,850    (1,227,334)
Issuance of common stock pursuant to
  the exercise of stock purchase
  warrants                                        -          -    2,377,024      413,795          -             -
Issuance of common stock units in
  private placement, net                          -          -    4,000,000    1,992,091          -             -
Issuance of common stock in private
  placement, net                                  -          -      125,000       48,127          -             -
Common stock issued to employees                  -          -       37,000       30,490          -             -
Exercise of stock options                         -          -       32,500        3,250          -             -
Recognition of deferred compensation
  on stock options                                -          -            -            -    283,475             -
Amortization of deferred compensation             -          -            -            -          -             -
Net loss                                          -          -            -            -          -    (2,162,088)
                                          ---------   --------   ----------   ----------   --------   -----------
Balance, December 31,1999                 2,066,667    435,798   18,949,500    3,362,353    631,325    (3,389,422)
Exercise of common stock purchase
  warrants                                        -          -    2,000,000    1,000,000          -             -
Stock options exercised                           -          -        5,000          500          -             -
Amortization of deferred compensation             -          -            -            -          -             -
Net loss                                          -          -            -            -          -      (761,482)
                                          ---------   --------   ----------   ----------   --------   -----------
Balance, March 31, 2000 (unaudited)       2,066,667   $435,798   20,954,500   $4,362,853   $631,325   $(4,150,904)
                                          =========   ========   ==========   ==========   ========   ===========



                                           Deferred     Total
                                            Compen-   Stockholder's
                                            sation      Equity
                                           --------- -------------
Balance, January 1, 1998                   $       -   $  122,358
Sale of ATC Group LLC interest for
  cash, converted to capital stock                 -      200,000
Issuance of shares pursuant to the
  merger with Diversified
  Technologies, Inc.                               -          245
Issuance of shares for services                    -      210,998
Sale of common stock units for cash                -      160,000
Exercise of common stock purchase
  warrants                                         -      386,205
Issuance of common stock to employees              -       85,250
Recognition of deferred compensation
  on stock options                          (347,850)           -
Amortization of deferred compensation         38,650       38,650
  Net loss                                         -   (1,081,992)
                                           ---------   ----------
Balance, December 31, 1998                  (309,200)     121,714
Issuance of common stock pursuant to
  the exercise of stock purchase
  warrants                                         -      413,795
Issuance of common stock units in
  private placement, net                           -    1,992,091
Issuance of common stock in private
  placement, net                                   -       48,127
Common stock issued to employees             (27,340)       3,150
Exercise of stock options                          -        3,250
Recognition of deferred compensation
  on stock options                          (283,475)           -
Amortization of deferred compensation        276,577      276,577
Net loss                                           -   (2,162,088)
                                           ---------   ----------
Balance, December 31,1999                   (343,438)     696,616
Exercise of common stock purchase
  warrants                                         -    1,000,000
Stock options exercised                            -          500
Amortization of deferred compensation         43,921        43,921
Net loss                                           -     (761,482)
                                           ---------   ----------
Balance, March 31, 2000 (unaudited)        $(299,517)  $  979,555
                                           =========   ==========


The accompanying notes are an integral part of these consolidated financial statements.

                       TEK DIGITEL CORPORATION
               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Three Months Ended
                                                Years Ended December 31,                March 31,
                                              ----------------------------      ------------------------
                                                 1998              1999            2000           1999
                                              -----------      -----------      ----------     ---------
                                                                                (Unaudited)   (Unaudited)
Cash Flows From Operating Activities
Net Loss                                      $(1,081,992)     $(2,162,088)     $ (761,482)    $(468,691)
Adjustments to reconcile net loss to net
  cash provided by operating activities:
  Depreciation                                      9,847           25,916           9,911         4,093
Amortization of deferred compensation              38,650          276,577          43,921        29,956
Issuance of preferred and common stock to non-
  employees for services                          211,245                -               -             -
Issuance of common stock to employees for
  services                                         85,250            3,150               -             -
Changes in operating assets and liabilities
  Increase in accounts receivables                      -          (34,385)        (73,004)       (1,549)
  (Increase) decrease in inventory                      -         (371,432)         34,188             -
  (Increase) decrease in prepaids and other
    current assets                                (22,533)        (149,030)         16,003        10,533
  (Increase) decrease in other assets            (117,525)          14,552          15,400        16,567
  Increase (decrease) in accounts payable          81,206           87,349         (33,889)       24,919
  Increase (decrease) in accrued expenses          95,825           (8,054)          4,410       (16,785)
  Increase (decrease) in unearned revenue               -          269,200         (17,900)            -
                                              -----------      -----------      ----------     ---------
Net cash used in operating activities            (700,027)      (2,048,245)       (762,442)     (400,957)
                                              -----------      -----------      ----------     ---------

Cash Flows From Investing Activities
Purchases of property and equipment               (18,823)         (67,715)        (24,838)      (10,000)
                                              -----------      -----------      ----------     ---------

Cash Flows From Financing Activities

Sale of ATC Group LLC capital interest,
  converted capital stock                         200,000                -               -             -
Proceeds from issuance of common stock units      160,000        1,040,218               -             -
Proceeds from the exercise of stock purchase
  warrants                                        386,205        1,413,795       1,000,000       364,687
Proceeds from the exercise of stock options             -            3,250             500             -
                                              -----------      -----------      ----------     ---------

Net cash provided by financing activities         746,205        2,457,263       1,000,500       364,687
                                              -----------      -----------      ----------     ---------

Net change in cash and cash equivalents            27,355          341,303         213,220       (46,270)

Cash at beginning of year                         109,024          136,379         477,682       136,379
                                              -----------      -----------      ----------     ---------

Cash at end of year                           $   136,379      $   477,682      $  690,902     $  90,109
                                              ===========      ===========      ==========     =========

The accompanying notes are an integral part of these consolidated financial statements.

                     TEK DIGITEL CORPORATION
            Notes to Consolidated Financial Statements

Note 1 - Organization and Description of the Business

     TEK DigiTel Corporation (the "Company") was formed as ATC Group LLC in December 1995. In July 1998, the Company merged with and into ATC Group, Inc., a wholly-owned subsidiary of Diversified Technologies, Inc. ("Diversified"). The merger was in effect a reverse acquisition, and was accounted for as a recapitalization as more fully described in Note 3 below.

     The Company is a state-of-the-art technology company that develops and manufactures Internet access devices used by service providers to offer integrated voice/data services to the small and medium size business. In addition, the Company has developed the software and services necessary to help them deploy and manage these devices and offer sophisticated voice services to their customers.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, ATC Group, Inc. (ATC Inc.). Intercompany accounts and transactions have been eliminated in consolidation.

     The unaudited consolidated interim financial statements as of March 31, 2000, and for the three-month periods ended March 31, 2000 and 1999, included herein, have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations relating to interim financial statements. These interim financial statements reflect all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to present fairly the consolidated financial position and the consolidated results of operations of the Company for the period indicated. Results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Supplemental Cash Flow Information

     For the years ended December 31, 1999 and 1998, the Company paid no income taxes or interest.

Inventory

     Inventories are stated at the lower of cost, utilizing the first-in, first-out method, or market. Inventory consists primarily of hardware components used in the assembly of iGATE servers.

Property and Equipment

     Property and equipment are stated at original cost and are depreciated using an accelerated depreciation method over the estimated useful lives of the assets, ranging from three to five years. Routine repairs and maintenance are expensed as incurred.

Revenue Recognition

     Product sales revenue is generally recognized upon product shipment. Contract services revenue is recognized when the services are performed. During the year ended December 31, 1999, the Company recognized license revenue related to a one-time non-exclusive license to manufacture the Company's products which was terminated and under which the Company has no continuing obligation.


Stock-Based Compensation

     The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock- Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

     The Company accounts for non-employee stock-based awards in which services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured.

Net Loss per Share

     The Company reports basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income (loss), adjusted by the assumed conversion of any potential common share equivalents, including stock options, stock purchase warrants and convertible Series A voting preferred stock, by the weighted number of common shares and common share equivalents (unless their effect is anti-dilutive) outstanding.

Income Taxes

     Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the differences between the financial statement bases and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to more likely than not be realized.

Recently Issued Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value and gains or losses depends on the intended use of the derivative and its resulting designation. The statement was originally effective for fiscal years beginning after June 15, 1999. In July 1999, FASB delayed implementation of this standard for one year, to June 30, 2000. The Company will adopt SFAS No. 133 in the first quarter of 2001. The Company does not expect the adoption of SFAS No. 133 will have a material effect on its consolidated financial statements.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. The SAB expresses the SEC's views on applying generally accepted accounting principles to revenue recognition in financial statements. The Company does not expect the application of the SAB to have a material impact on its financial statements, however, certain SEC staff interpretations of the SAB have not been published and may have an effect on the applicability of the SAB in relation to the Company's financial statements.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". With the exception of certain provisions that required earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. The Company does not expect that the adoption of this interpretation will have a material impact on its financial statements.

Note 3 - Merger with Diversified Technologies, Inc.

     On June 18, 1998, ATC Group LLC (ATC LLC) and ATC Inc. were merged, with ATC Inc. being the surviving corporation. ATC Inc. was formed solely to facilitate this merger, and is a wholly- owned subsidiary of Diversified. Diversified's name was changed to TEK DigiTel Corporation upon consummation of the merger. The members of ATC LLC received, in exchange for 100% of their ownership interest in ATC LLC, 6,200,000 shares of common stock and 2,066,667 shares of convertible Series A voting preferred stock. Each share of convertible Series A voting preferred stock is convertible, subject to certain terms and conditions described in Note 6, into six shares of the Company's common stock. The effective date of the merger was July 6, 1998. Prior to the merger, Diversified was a non-reporting Over-the-Counter Electronic Bulletin Board ("OTC BB") listed company with no significant assets or liabilities, and no operations.

     For accounting purposes, the acquisition has been treated as a recapitalization of ATC LLC, with ATC LLC as the acquirer (reverse acquisition). The historical financial statements prior to July 6, 1998 are those of ATC LLC. ATC LLC, ATC Inc. and Diversified executed the merger transaction as a reorganization. Neither ATC LLC, any of its members, ATC Inc. or Diversified recognized any gain or loss as a result of the merger.

Note 4 - Inventory

     Inventory consisted of the following at December 31, 1999 and March 31, 2000:

                                       1999               2000
                                    ---------          -----------
                                                       (unaudited)
     Raw materials                  $ 103,126           $ 157,005
     Work in process, net             257,135              22,980
     Finished goods                    11,171             157,259
                                    ---------           ---------
                                    $ 371,432           $ 337,244
                                    =========           =========

Note 5 - Property and Equipment

     Property and equipment consisted of the following at December 31, 1999 and March 31, 2000:
                                                   1999             2000
                                                ---------        -----------
                                                                 (unaudited)
     Computer and test equipment                $  79,922         $ 101,854
     Furniture, fixtures and office equipment      33,732            36,638
                                                ---------         ---------
                                                  113,654           138,492
     Less: Accumulated depreciation                46,777            56,688
                                                ---------         ---------
                                                $  66,877         $  81,804
                                                =========         =========
Note 6 - Stockholders' Equity

     The January 1, 1998 retained earnings has been adjusted to reflect capital contributions in the form of salary forgiveness totaling $50,000 during 1996 and 1997 not previously recorded.

Formation of the Company and Merger with Diversified

     During 1998, prior to its merger with Diversified, ATC LLC sold $200,000 of member interests to investors. In connection with the merger described below, the Company exchanged these interests into 432,479 shares of common stock and 144,159 shares of Series A voting convertible preferred stock. The Company issued an individual 208,604 shares of common stock and 72,867 shares of Series A voting convertible preferred stock as a fee for arranging this investment.

     On June 15, 1998, Diversified entered into a Fixed Services Agreement with John D. Brasher, an officer of Diversified, to provide legal services to the Company related to the merger. The Agreement stated that the value of the services being offered was $25,000. The Agreement provides for the payment of these services to be made by the issuance of 1,000,000 shares of the Company's common stock via the exercise of a stock warrant issued to John D. Brasher with an exercise price of $0.025 per share. Mr. Brasher received 1,000,000 common shares in exchange for providing $25,000 of legal services that were expensed in 1998.

     Pursuant to the Agreement and Plan of Merger, the Company agreed to sell 1,600,000 units at a price of $0.10 per unit. Each unit consisted of one share of common stock; one Class A common stock purchase warrant exercisable until April 30, 1999 to purchase one share of the Company's common stock for $0.12 per share; one Class B common stock purchase warrant exercisable until April 30, 1999 to purchase one share of the Company's common stock for $0.16 per share; and one Class C common stock purchase warrant exercisable until April 30, 1999 to purchase one share of the Company's common stock for $0.22 per share. [The Company sold, on July 24, 1998, all the units to an individual who was an officer of Diversified. All the warrants were exercised during 1998 and 1999.]

     On June 18, 1998, ATC LLC was merged with and into ATC Inc. ATC Inc. was formed solely to facilitate this merger and is a wholly-owned subsidiary of Diversified. Diversified's name was changed to TEK DigiTel Corporation upon consummation of the merger. The members of ATC LLC received, in exchange for 100% of their ownership interest in ATC LLC, 6,200,000 shares common stock and 2,066,667 shares of Series A, Voting Convertible Preferred Stock. The effective date of the merger was July 6, 1998. Prior to the merger with ATC LLC, Diversified had 1,000,000 shares of common stock issued and outstanding which became issued and outstanding shares of the Company.

     In connection with the merger, the NE Group received a commission of 620,000 shares of the Company's common stock and 206,664 shares of the Company's convertible Series A preferred stock for services related to the merger. These services were estimated by management to have a fair market value of approximately $186,000 based on a value per share of common stock of $0.10. Management believes that this price was representative of the market value of the Company's common stock at that time, evidenced by the sales price of $0.10 per share received in a private offering of units at the time of the merger.

Series A Voting Convertible Preferred Stock

     The Company has authorized 20,000,000 shares of preferred stock, no par value, of which the Company has designated a total of 2,100,000 shares as Series A Voting Convertible Preferred Stock (the Series A preferred stock).

     The shares of Series A preferred stock are not subject to redemption. Each share of Series A preferred stock may, subject to certain terms and conditions as outlined below, be converted, at the option of the holder, into six shares of the Company's common stock.

     On March 8, 1999, because the Company had not met certain conditions related to the conversion of the Series A Preferred Stock, it was subject to the automatic conversion into six shares of common stock. However, by unanimous written agreement, on April 24, 2000, all of the Series A preferred stockholders waived their right to immediately convert their Series A preferred stock and agreed to be bound by the conversion rates and the conversion conditions as set forth in the table below. These conversion conditions need not be satisfied in any particular order, nor is the satisfaction of any conversion condition dependent upon the prior satisfaction of any other conversion condition.

     As of December 31, 1999, the first conversion provision had been achieved, however no Series A preferred stock shares had been converted into shares of common stock as of that date.

                                                           Conversion
               Conversion Conditions                          Rate          Status
               ---------------------                       ----------       ------
(i)   1/4 of the shares of Series A preferred stock held      6:1     Condition achieved in
       may be converted when the Company's two port                   May 1999
       Voice Server has successfully completed
       original beta testing by a customer.

(ii)  1/4 of the shares of Series A preferred stock held      6:1     Condition not yet
       may be converted when the Company's four                       achieved
       port Voice Server has successfully completed
       original beta testing by a customer.

(iii) 1/4 of the shares of Series A preferred stock held      6:1     Condition not yet
       may be converted when the Company has                          achieved
       recorded an aggregate of $5,000,000 in sales.

(iv)  1/4 of the shares of Series A preferred stock held      6:1     Condition not yet
       may be converted when the Company has                          achieved
       recorded an aggregate of  $10,000,000 in sales.

     Series A preferred stockholders are entitled to vote in elections of directors and on other matters generally as to which the Company's stockholders may vote. Each share of Series A preferred stock is entitled to cast three votes on every matter placed before stockholders. The shares of Series A preferred stock vote with the common shares and not as a separate class.

     The Series A preferred stockholders are not entitled to receive any dividends. However, if a dividend is declared on the Company's common stock or on any series of preferred stock ranking equal or junior to the Series A preferred stock then Series A preferred stockholders are entitled to receive a proportional share of the dividend.

Private Placement Offerings

     On October 18, 1999, the Company entered into a Private Placement Agreement for the sale of 2,000,000 units under an exemption from registration provided by Regulation S with an individual for $0.50 per unit. Each unit consists of one share of the Company's common stock, and four warrants, Class D, E, F and G, exercisable at various dates through August 31, 2001. The Class D and Class E warrants are exercisable at $0.50 per share, the Class F warrant is exercisable at $0.60 per share, and the Class G warrant is exercisable at $0.65 per share.

     As of December 31, 1999, this individual had exercised the Class D warrant, investing an additional $1,000,000 for the purchase of 2,000,000 shares. Subsequent to December 31, 1999, this individual exercised the Class E and F warrants, investing an additional $2,200,000 for the purchase of 4,000,000 shares. The outstanding Class G warrant is currently exercisable.

     During 1999, the Company also sold 125,000 shares of common stock to an individual for a total investment of $50,000. The Company incurred $1,873 of legal fees related to this investment, and has recorded these fees as an offset to the investment.

Note 7 - Stock Based Compensation

     The Company adopted the 1997 Employee Stock Compensation Plan (the ESC
Plan) for employees, officers, directors and advisors of the Company in January 1997. The Company reserved 1,000,000 shares of common stock for issuance under the ESC Plan. The ESC Plan expires on January 17, 2002. Awards of ESC Plan shares may be made as compensation for services rendered, directly or in lieu of other compensation payable, as a bonus in recognition of past service or performance, or may be sold to eligible employees.

     The Company also adopted the 1997 Compensatory Stock Option Plan (the CSO
Plan) for employees in January 1997. The Company reserved 4,500,000 shares of common stock for issuance upon the exercise of options granted under the CSO Plan. The CSO Plan provides only for the issuance of non-statutory stock options which are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The CSO Plan expires on January 17, 2007. CSO Plan options will be granted at exercise prices determined by the Board of Directors or other CSO Plan administrator, but the exercise price may not be less than 85% of the fair market value of the common stock on the date of the grant of the option. Stock options granted under the CSO Plan generally vest ratably over a three-year period and expire 10 years from the date of the grant.

     During the years ended December 31, 1999 and 1998, the Company granted 37,000 and 155,000 shares of common stock to employees, respectively. The shares issued in 1999 become fully vested at various times during 2000 and the shares issued in 1998 were fully vested when granted. The Company has recorded compensation expense of $3,150 and $85,250 related to these stock grants for the years ended December 31, 1999 and 1998. The Company has also recorded deferred compensation of $27,340 related to the stock grants in 1999.

     The following table summarizes stock option transactions:

                                                                    Weighted
                                                 Number of          Average
                                                  Shares         Exercise Price
                                                 ---------       --------------
           Outstanding at January 1, 1998                -              -
           Options granted in 1998               1,073,000           $.10
                                                 ---------
           Outstanding at December 31, 1998      1,073,000            .10
           Options exercised                       (32,500)           .10
           Options granted in 1999               1,206,750            .68
                                                 ---------
           Outstanding at December 31, 1999      2,247,250            .40
                                                 =========
           Exercisable at December 31, 1999        632,194            .11
                                                 =========

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                        Options Outstanding          Options Exercisable
                              -------------------------------------  --------------------
                                             Weighted    Weighted               Weighted
                                Number       Average     Average      Number     Average
                                 of          Exercise    Contract       of      Exercise
                               Shares          Price     Life (Yrs)   Shares      Price
                              ---------      --------   -----------  -------     --------
$0.10 Exercise price          1,044,250        0.10        2.98      623,417       0.10
$0.50 Exercise price             78,000        0.50        2.23        3,777       0.50
$0.60 Exercise price            370,000        0.60        3.00            -       0.60
$0.75 Exercise price            755,000        0.75        2.99        5,000       0.75

     The Company accounts for stock options granted to employees in accordance with APB No. 25. Under APB No. 25, when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company recorded compensation expense of $276,577 and $38,650 related to options which were granted with the exercise price less than market price in the years ended December 31, 1999 and 1998, respectively. The Company has provided additional pro forma disclosures as required by SFAS No. 123, "Accounting for Stock-Based Compensation".

     For disclosure purposes, the fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for stock options and rights to receive stock in 1999 and 1998; no annual dividends, expected volatility of 30%, risk-free interest rate ranging of 5% and expected life of three years. The weighted-average fair values of the stock options granted in 1999 and 1998 were $0.33 and $0.45, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of normal publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     Had compensation cost been based upon the fair value of the option on the date of grant, as prescribed by SFAS No. 123, the Company's pro forma net loss and pro forma net loss per share for the years ended December 31, 1999 and 1998 using the Black-Scholes option pricing model would have been approximately $2,169,000 and $0.14 and $1,083,000 and $0.15, respectively.

Note 8 - Income Taxes

     No provision for U.S. federal or state income taxes have been recorded in any period, as the Company has incurred operating losses since its inception.

     Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes as of December 31, 1999 are as follows:
                                                               1999
                                                           -----------
     Net operating loss tax carryforwards                    1,074,000
     Research and development credit carryforwards              45,000
     Other                                                      23,000
                                                           -----------
                                                             1,142,000
     Less: valuation allowance                              (1,142,000)
                                                           -----------
     Deferred tax assets                                   $         -
                                                           ===========

     Realization of deferred tax assets is dependent upon future earnings, if any. The Company has recorded a full valuation allowance against its deferred tax assets since management believes it is more likely than not that these assets will not be realized. No income tax benefit has been recorded for all periods presented because of the valuation allowance.

     At December 31, 1999, the Company has available, for U.S. income tax purposes, net operating loss carryforwards of approximately $2,718,000, which can be used to offset future taxable income through 2019 and a credit for research and development costs of approximately $45,000. There can be no assurance that the Company will realize the benefit of the net operating loss or research and development credit carryforwards. In addition, the Company's utilization of its net operating loss carryforward may be limited pursuant to Internal Revenue Code Section 382, due to cumulative changes in ownership in excess of 50% within a three year period.

     The primary difference in the Company's federal statutory income tax rate and the Company's effective rate is primarily attributed to the impact of state income taxes and the recording of a full valuation allowance.

Note 9 - Related Party Transactions

     During the years ended 1998 and 1999, the Company rented office space, purchased consulting services, and acted as a subcontractor from one of its stockholders. During the years ended December 31, 1999 and 1998, the Company paid this stockholder $30,250 and $13,750 for such services. In addition, during the year ended December 31, 1998 the Company recognized consulting revenue of $60,832 for technical consulting services provided by this stockholder. In January 2000, the Company relocated its offices and no longer leases office space from this party.

Note 10 - Commitments and Contingencies

Operating Leases

     The Company leases office space and equipment under non-cancelable operating leases expiring at various times through 2005. Total rent expense for all operating leases was $50,361 and $41,292 for the years ended December 31, 1999 and 1998, respectively. Future minimum lease payments under non-cancelable operating leases as of December 31, 1999 are $131,873 in 2000; $136,333 in 2001; $130,419 in 2002; $127,788 in 2003 and $124,884 in 2004.

Note 11 - Major Customers

     A limited number of customers have historically accounted for a significant portion of the Company's net revenues. Customers that represented in excess of 10% of the Company's product sales are as follows:

                         March 31, 2000     December 31, 1999
                         --------------     -----------------
     Customer A               10%                  54%
     Customer B               26%                   -
     Customer C               14%                   -
     Customer D               19%                   -

     All of the license revenue recognized by the Company during the year ended December 31, 1999 was received from one company. In addition, during the year ended December 31, 1998, the Company recognized consulting revenue from three customers. As described in Note 9, $60,832 or 83% of the total contract revenue recognized during the year ended December 31, 1998 for technical consulting services provided to a company who is also a stockholder. The remaining customers provided 10% and 7% of consulting revenues.

Note 12 - Operations and Liquidity

     As shown in the accompanying financial statements, the Company has incurred operating losses since its inception, and has accumulated a deficit of $3,389,422 at December 31, 1999. The Company's continued existence is dependent upon its ability to develop profitable operations, successfully introduce its products to market and if necessary, raise additional financing to fund future operations. Subsequent to December 31, 1999, an existing investor in the Company exercised currently outstanding warrants, purchasing 4,000,000 shares of the Company's common stock for $2,200,000. This investor currently holds exercisable warrants for the purchase of an additional 2,000,000 shares of the Company's common stock for $1,300,000. Management believes that this investor will exercise this warrant during 2000, even though it does not expire until August 2001. In addition, management believes that cash on hand, proceeds from the warrants exercised in 2000, and cash flow from operations will be sufficient to meet its operating needs through December 31, 2000, even without the exercise of the currently outstanding warrant.

                              PART III

 Item 1. Index to and Description of Exhibits.

 Exhibit
 Number   Exhibit Name
 ------   ------------
  2 Agreement and Plan of Merger by and among Diversified Technologies, Inc., ATC Group, Inc. and ATC Group L.L.C., dated June 10, 1998.

  3(i)    Articles of Incorporation of the Registrant, as amended.

  3(ii)   Bylaws of the Registrant.

  4.1 Agreement and Plan of Merger by and among Diversified Technologies, Inc., ATC Group, Inc. and ATC Group L.L.C., dated June 10, 1998. (Filed as Exhibit 2.)

  4.2     Form of Stock Certificate of Common Stock.

  4.3     Form of Stock Certificate for Series A, Voting Convertible Preferred
          Stock.

  4.4     Form of Waiver of Conversion Rights of Series A Preferred Stock.

  9 Agreement and Plan of Merger by and among Diversified Technologies, Inc., ATC Group, Inc. and ATC Group L.L.C., dated June 10, 1998 (voting trust agreement appearing in Section 1.5).
          (Filed as Exhibit 2.)

 10.1 Employment Agreement, as amended, dated January 20, 2000, between the Registrant and Enghe Chimood.

 10.2 Employment Agreement, dated April 22, 1999, as amended, between the Registrant and Thomas Yang.

 10.3 Employment Agreement, dated January 20, 1999, as amended, between the Registrant and Ke-Ou Chao.

 10.4     Diversified Technologies, Inc. 1997 Compensatory Stock Option Plan.

 10.5     Diversified Technologies, Inc. 1997 Employee Stock Compensation Plan.

Exhibit
 Number   Exhibit Name
-------   ------------

 10.6 Unanimous Written Consent of the Board of Directors, dated May 1, 1999, concerning an amendment to the Diversified Technologies, Inc. 1997 Compensatory Stock Option Plan and the 1997 Employee Stock Compensation Plan

 10.7 Unit Subscription Agreement, dated October 18, 1999, between the Registrant and Tseng Yun Tsai.

 21       Subsidiaries of the Registrant.

 27       Financial Data Schedule.

 99       Glossary of Key Telecommunications Terms

                                 SIGNATURE PAGE

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       TEK DigiTel Corporation
                                       (Registrant)


 Date: August 1, 2000                  By: /s/ Enghe Chimood
                                           ----------------------------------
                                           Enghe Chimood,
                                           Chief Executive Officer and
                                           Co-Chairman of the Board